QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.1

        AGREEMENT AND PLAN OF REORGANIZATION

by and among

MACROPORE BIOSURGERY, INC.

MS ACQUISITION, INC.

and

STEMSOURCE, INC.

dated October 9, 2002

i

3.31	Brokers.	25
3.32	Material Misstatements and Omissions.	25
Article IV Representations and Warranties of MacroPore and Acquisition Sub		25
4.1	Organization.	25
4.2	Capital Stock of MacroPore.	25
4.3	Authority.	25
4.4	Litigation.	26
4.5	Reports and Financial Statements.	26
4.6	Brokers.	26
4.7	No Conflicts.	27
4.8	Consents and Governmental Approvals and Filings.	27
4.9	Ownership of Acquisition Sub; No Prior Activities.	27
4.10	Additional Representations Relating to the Reorganization.	27
4.11	Merger Shares.	27
4.12	Material Misstatements and Omissions.	27
Article V Covenants		28
5.1	Operation of Business Prior to Effective Time.	28
5.2	No Solicitation or Negotiation.	30
5.3	Access to Information.	30
5.4	Public Announcements; StemSource Literature.	31
5.5	Notification of Certain Matters.	31
5.6	Fees and Expenses.	31
5.7	Confidentiality.	32
5.8	Approval of the StemSource Stockholders.	32
5.9	StemSource Employee Plans and Benefit Arrangements.	32
5.10	Tax-Free Reorganization.	32
5.11	Necessary Consents.	33
5.12	Litigation.	33
5.13	Satisfaction of Conditions Precedent.	33
5.14	Board Representation.	33
5.15	No Warrant Exercise.	33
Article VI Conditions to Consummation of the Merger		33
6.1	Conditions to Each Party's Obligations to Effect the Merger.	33
6.2	Conditions to the Obligations of StemSource.	34
6.3	Conditions to the Obligations of MacroPore and Acquisition Sub.	34
Article VII Termination; Amendment; Waiver		35
7.1	Termination.	35
7.2	Effect of Termination.	36
7.3	Amendment.	36
7.4	Extension; Waiver.	36
Article VIII Actions by the Parties After the Closing		37
8.1	Survival of Representations, Warranties, Etc.	37
8.2	Indemnification.	37
8.3	Indemnity Escrow Account.	39
8.4	Thousand Oaks Facility.	39
8.5	Further Assurances.	39
8.6	Reports Under Securities Exchange Act of 1934.	39

8.7	Listing of Merger Shares.	39
8.8	Review of Stockholder Representative.	40
8.9	Second Merger.	40
Article IX Miscellaneous		40
9.1	Notices.	40
9.2	Entire Agreement.	41
9.3	No Third Party Beneficiary.	41
9.4	No Assignment; Binding Effect.	41
9.5	Headings.	41
9.6	Severability.	41
9.7	StemSource Disclosure Letter.	41
9.8	Governing Law.	41
9.9	Consent to Jurisdiction and Forum Selection.	41
9.10	Construction.	42
9.11	Counterparts.	42
9.12	Advice of Counsel.	42

EXHIBITS

Schedule A	—	Exchange Ratio Spreadsheet
Exhibit A	—	Merger Voting Agreement
Exhibit B	—	Certificate of Merger
Exhibit C	—	Certificate of Incorporation of Surviving Corporation
Exhibit D	—	Bylaws of Surviving Corporation
Exhibit E	—	Escrow Agreement
Exhibit F	—	Investment Representation Letter
Exhibit G	—	Non-Competition Agreement
Exhibit H	—	Estoppel Certificate
Exhibit I	—	StemSource Officer Certificate
Exhibit J	—	StemSource Secretary Certificate
Exhibit K	—	MacroPore Officer's Certificates
Exhibit L	—	MacroPore Secretary Certificates
Exhibit M	—	Acquisition Sub Officer's Certificate
Exhibit N	—	Acquisition Sub Secretary Certificate
Exhibit O	—	Registration Rights Agreement

AGREEMENT AND PLAN OF REORGANIZATION

        This Agreement and Plan of Reorganization (this "Agreement") is made and entered into as of October 9, 2002, by and among MacroPore Biosurgery, Inc., a Delaware corporation ("MacroPore"), MS Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of MacroPore ("Acquisition Sub"), and StemSource, Inc., a Delaware corporation ("StemSource"). MacroPore, Acquisition Sub and StemSource are collectively referred to herein as the "Parties."

RECITALS

        A.    Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), MacroPore and StemSource will enter into a business combination transaction pursuant to which Acquisition Sub will merge with and into StemSource (the "Merger") and as soon as practicable thereafter, StemSource will merge with and into MacroPore (the "Second Merger").

        B.    The Boards of Directors of each of MacroPore, Acquisition Sub and StemSource (i) have each determined that the Merger is consistent with and in furtherance of the long-term business strategy of their respective companies and fair, and in the best interests of, their respective companies and stockholders and (ii) have each approved this Agreement, the Merger and the other transactions (including the Second Merger) contemplated by this Agreement.

        C.    For federal income tax purposes, the Parties intend that (i) the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) this Agreement be and is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code.

        D.    Concurrently with the execution of this Agreement, and as a condition and inducement to MacroPore's willingness to enter into this Agreement, certain stockholders of StemSource shall each enter into a Merger Voting Agreement and Proxy in the form attached hereto as Exhibit A (the "Merger Voting Agreement").

        E.    MacroPore, Acquisition Sub and StemSource desire to make certain representations and warranties and other agreements in connection with the Merger.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

        1.1    Defined Terms.    As used in this Agreement, the following defined terms have the meanings indicated below:

        "Acquisition Sub" has the meaning set forth in the first paragraph of this Agreement.

        "Actions or Proceedings" means any action, suit, proceeding, arbitration, Order (as defined below), inquiry, hearing, assessment with respect to fines or penalties or other litigation (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental or Regulatory Authority (as defined below).

        "Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

        "Agreement" has the meanings set forth in the first paragraph and in Section 2.2 of this Agreement.

        "Assets and Properties" and "Assets or Properties" of any Person each means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including, without limitation, cash, cash equivalents, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

        "Benefit Plan" means any Plan established, arranged or maintained by StemSource or any corporate group of which StemSource is or was a member, existing at the Closing Date or prior thereto, to which StemSource contributes or has contributed, and under which any employee, officer, director or former employee, officer or director of StemSource or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

        "Books and Records" of any Person means all files, documents, instruments, papers, books, computer files (including but not limited to files stored on a computer's hard drive or on floppy disks), electronic files and records in any other medium relating to the business, operations or condition of such Person.

        "Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of California are authorized or obligated to close.

        "California Code" means the California Corporations Code.

        "Certificate of Merger" has the meaning set forth in Section 2.2.

        "Closing" has the meaning set forth in Section 2.11(a).

        "Closing Date" has the meaning set forth in Section 2.11(a).

        "Closing Anniversary Date" has the meaning set forth in Section 8.7.

        "Code" has the meaning set forth in Recital C of this Agreement.

        "Copyrights" has the meaning set forth in the definition of "Intellectual Property."

        "Damages" has the meaning set forth in Section 8.2(a).

        "Defined Benefit Plan" means each Benefit Plan which is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

        "DGCL" has the meaning set forth in the Recital A of this Agreement.

        "Dissenting Shares" has the meaning set forth in Section 2.7.

        "Dissenting Stockholder" has the meaning set forth in Section 2.7.

        "Effective Time" has the meaning set forth in Section 2.2.

        "Encumbrances" means any mortgage, pledge, assessment, security interest, deed of trust, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the Department of Treasury and Department of Labor regulations promulgated thereunder.

        "ERISA Affiliate" means any entity which is a member of a "controlled group of corporations" or which is or was under "common control" with StemSource as defined in Section 414 of the Code.

        "Escrow Agreement" has the meaning set forth in Section 2.9(a).

        "Escrow Period" has the meaning set forth in Section 8.3.

        "Escrow Shares" has the meaning set forth in Section 2.9(a).

        "Estoppel Certificate" has the meaning set forth in Section 2.11(b)(iv).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "First Exchange Ratio" means 0.2171584, subject to adjustment as follows in the event some or all of the 699,334 StemSource Stock Options outstanding as of the date of execution of this Agreement are terminated at or prior to Closing: the number shown in cell G-18 on Schedule A shall reduced by 1 for each StemSource Stock Option terminated or otherwise not exercised for a shares of StemSource Common Stock at or prior to Closing, resulting in the adjusted First Exchange Ratio per the formula contained in the spreadsheet on Schedule A.

        "Final Date" has the meaning set forth in Section 7.1(b).

        "GAAP" means United States generally accepted accounting principles, as currently in effect.

        "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or other country, any state, county, city or other political subdivision.

        "Intellectual Property" means (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof (collectively, "Patents"); (ii) trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith (collectively, "Trademarks"), (iii) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith and mask works and all applications, registrations and renewals in connection therewith (collectively, "Copyrights"); (iv) trade secrets and confidential business information (including without limitation, product specifications, data, know-how, inventions and ideas, past, current and planned research and development, customer lists, current and anticipated customer requirements, price lists, market studies, business plans), however documented; (v) proprietary computer software and programs (including object code and source code) and other proprietary rights and copies and tangible embodiments thereof (in whatever form or medium); (vi) database technologies, systems, structures and architectures (and related processes, formulae, compositions, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information) and any other related information, however, documented; (vii) any and all information concerning the business and affairs of a Person (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel and personnel training and techniques and materials), however documented; (viii) any and all notes, analysis, compilations, studies, summaries, and other material prepared by or for a Person containing or based, in whole or in part, on any information included in the foregoing, however documented; (ix) all industrial designs and any registrations and applications therefor; (x) all databases and data collections and all rights therein (items (iv)-(x) shall be referred to as "Trade Secrets and Other Proprietary Information"); and (xi) any similar or equivalent rights to any of the foregoing anywhere in the world.

        "Interim Financial Statements" means the unaudited balance sheets and the related unaudited statements of income and cash flows for StemSource for the eight (8) month period ended August 31, 2002.

        "Investors' Rights Agreement" means that certain Investors' Rights Agreement by and among StemSource and certain StemSource Stockholders, dated April 30, 2001.

        "Knowledge of StemSource" or "Known to StemSource" means the knowledge of any officer or director of StemSource (other than Christopher Calhoun), in each case after reasonable inquiry and investigation.

        "Letter of Transmittal" has the meaning set forth in Section 2.8(a).

        "MacroPore" has the meaning set forth in the first paragraph of this Agreement.

        "MacroPore Closing Price Per Share" means the average of the closing prices per share (in U.S. dollars) of MacroPore Common Stock as quoted on the Neur Markt for the twenty (20) trading days immediately preceding (but not including) the Closing Date.

        "MacroPore Common Stock" has the meaning set forth in Section 4.2.

        "MacroPore Group" has the meaning set forth in Section 8.2(a).

        "MacroPore Warrants" means the five-year warrants issued by StemSource to MacroPore on July 12, 2002 to purchase 100,000 shares of StemSource Common Stock at an exercise price of $0.50 per share.

        "Material Adverse Effect" means, for any Person, a material adverse effect whether individually or in the aggregate (a) on the business, operations, financial condition, Assets and Properties, liabilities or prospects of such Person or (b) on the ability of such Person to consummate the transactions contemplated hereby; provided, however, that the term "Material Adverse Effect" shall not include (i) any effect attributable to general economic changes or general changes in the industry in which the Person is engaged or (ii) any change in the market price or trading volume of the securities of such Person.

        "Merger" has the meaning set forth in the Recital A of this Agreement.

        "Merger Shares" has the meaning set forth in Section 2.6(e).

        "Merger Voting Agreement" has the meaning set forth in Recital D of this Agreement.

        "Neuer Markt" means the Neuer Markt stock exchange operated by Deutsche Boerse AG, or any successor stock exchange on which shares of MacroPore Common Stock are traded.

        "Non-Competition Agreement" has the meaning set forth in Section 2.11(b)(iii).

        "Order" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

        "Ordinary Course of Business" means the action of a Person that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

        "Outstanding StemSource Stock" means that number of shares of capital stock of StemSource that is equal to the sum of (i) the total number of shares of StemSource Common Stock that is issued and outstanding immediately prior to the Effective Time (including the total number of outstanding StemSource Stock Options that have been exercised immediately prior to the Effective Time), plus (ii) the total number of shares of StemSource Series A Stock that is issued and outstanding immediately prior to the Effective Time. The Outstanding StemSource Stock will not include any MacroPore Warrants or shares of Common Stock underlying them, or any StemSource Stock Options that have not been exercised as of the Effective Time or shares of Common Stock underlying them.

        "Patents" has the meaning set forth in the definition of "Intellectual Property."

        "Permits" means all licenses, permits, certificates of authority, authorizations, approvals, registrations and similar consents granted or issued by any Governmental or Regulatory Authority.

        "Permitted Encumbrance" means (a) any Encumbrance for Taxes not yet due or delinquent, and (b) any Encumbrance for Taxes, assessments and other charges or claims with respect to Taxes, the validity of which or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP.

        "Person" means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

        "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workers' compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

        "Qualified Plan" means each Benefit Plan which is intended to qualify under Section 401 of the Code.

        "Real Property" has the meaning set forth in Section 3.14.

        "Registration Rights Agreement" has the meaning set forth in Section 2.11(b)(v).

        "Rights Holders" means, collectively, each of the following holders of more than 10,000 Merger Shares: Marc Hedrick, Terry Butler, William Futrell, Adam Katz, Ramon Llull, Mike Longaker, Thomas Mitts, Brian Matthews, Terry Cross Trust, J.M. Payne III DDS, AT Venture. Jorg Van Hacht, Christof Schoernig, Martin Korbmacher, Peter Conzatti, Norm Higo, John Hedrick and David Fung;

        "Second Exchange Ratio" means 0.5301683, subject to adjustment as follows in the event some or all of the 699,334 StemSource Stock Options outstanding as of the date of execution of this Agreement are terminated at or prior to Closing: the number shown in cell G-18 on Schedule A shall reduced by 1 for each StemSource Stock Option terminated or otherwise not exercised for a shares of StemSource Common Stock at or prior to Closing, resulting in the adjusted Second Exchange Ratio per the formula contained in the spreadsheet on Schedule A.

        "Second Merger" has the meaning set forth in Recital A.

        "Securities Act" means the Securities Act of 1933 as amended, and the rules and regulations promulgated thereunder.

        "StemSource Common Stock" has the meaning set forth in Section 3.2(a).

        "StemSource Contributing Stockholders" means, collectively, Marc Hedrick, Ramon Llull, Mike Longaker, Prosper Benhaim and Peter Lorenz.

        "StemSource Convertible Securities" has the meaning set forth in Section 3.2(b).

        "StemSource Disclosure Letter" means the disclosure letter addressed to MacroPore from StemSource, dated as of the date hereof and delivered concurrently with the execution of this Agreement which sets forth the exceptions to the representations and warranties contained in Article III hereof and certain other information called for by Article III.

        "StemSource Financial Statements" means (i) the audited balance sheets of StemSource and the related audited statements of income and cash flows for the fiscal periods ended December 31, 2001 and (ii) the Interim Financial Statements.

        "StemSource Series A Stock" has the meaning set forth in Section 3.2(a).

        "StemSource Stockholders" means the holders of outstanding capital stock of StemSource.

        "StemSource Stockholders Group" has the meaning set forth in Section 8.2(b).

        "StemSource Stock Options" means all issued and outstanding vested stock options and warrants of StemSource.

        "StemSource Stock Option Plan" means the 2001 Stock Option/Stock Issuance Plan.

        "Stockholder Representative" has the meaning set forth in Section 2.9(b).

        "Software" has the meaning set forth in Section 3.15(j).

        "Stock Certificates" has the meaning set forth in Section 2.8(a).

        "Survival Period" has the meaning set forth in Section 8.1.

        "Surviving Corporation" has the meaning set forth in Section 2.1.

        "Tax" (and, with correlative meaning, "Taxes," "Taxable" and "Taxing") means (i) any federal, state, local or foreign income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental or Regulatory Authority responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined, unitary or other group for any Taxable period and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person.

        "Tax Return" means any return, report, information return, schedule or other document (including any related or supporting information) filed or required to be filed with respect to any taxing authority with respect to Taxes.

        "Third Party Expenses" has the meaning set forth in Section 5.6.

        "Trademarks" has the meaning set forth in the definition of "Intellectual Property."

        "Trade Secrets and Other Proprietary Information" has the meaning set forth in the definition of "Intellectual Property."

        1.2    Construction of Certain Terms and Phrases.    Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; (e) the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or;" and (f) "including" means "including without limitation." Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II

THE MERGER

        2.1    The Merger.    Subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Acquisition Sub shall be merged with and into StemSource, the separate corporate existence of Acquisition Sub shall cease and StemSource shall continue as the surviving corporation. StemSource as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

        2.2    Effective Time.    Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger substantially in the form attached hereto as Exhibit B (the "Certificate of Merger") with the Secretary of State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on the Closing Date. Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and the Certificate of Merger.

        2.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of StemSource and Acquisition Sub shall vest in the Surviving Corporation, and all the debts, liabilities, obligations and duties of StemSource and Acquisition Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation. The Surviving Corporation shall become a wholly-owned subsidiary of MacroPore.

        2.4    Certificate of Incorporation; Bylaws.

          (a)  At the Effective Time, the Certificate of Incorporation of StemSource shall be amended and restated in its entirety to read as set forth in Exhibit C attached hereto and shall be the Certificate of Incorporation of the Surviving Corporation.

          (b)  At the Effective Time, the Bylaws of StemSource shall be amended and restated in its entirety to read as set forth in Exhibit D and shall be Bylaws of the Surviving Corporation.

        2.5    Directors and Officers.    The directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, to serve until their respective successors are duly elected or appointed. The officers of Acquisition Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, to serve until their successors are duly elected or appointed.

        2.6    Effect on Capital Stock/Merger Consideration.

          (a)    Conversion of StemSource Common Stock.    Subject to terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any Person, (i) each share of StemSource Common Stock that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of MacroPore Common Stock that is equal to the First Exchange Ratio and (ii) each share of StemSource Series A Stock that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of MacroPore Common Stock that is equal to the Second Exchange Ratio. At the Effective Time, all rights in respect of such Outstanding StemSource Stock shall cease to exist and all such shares shall be cancelled and retired.

          (b)    Cancellation of Certain Shares.    At the Effective Time, each share of StemSource Common Stock held in the treasury of StemSource shall be canceled and retired without payment of any consideration therefor.

          (c)    Stock Options/Derivative Securities.    At the Effective Time, all StemSource Convertible Securities shall not be assumed by MacroPore and shall all have been either converted into StemSource Common Stock immediately prior to the Effective Time or terminated.

          (d)    Capital Stock of Acquisition Sub.    At the Effective Time, each outstanding share of common stock of Acquisition Sub shall be converted into one (1) fully paid and non-assessable share of common stock of the Surviving Corporation and shall constitute the only shares of capital stock or other equity securities of the Surviving Corporation outstanding immediately after the Effective Time.

          (e)    Adjustment to the Exchange Ratio.

            (i)    The First Exchange Ratio and the Second Exchange Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting MacroPore Common Stock or StemSource capital stock between the date hereof and the Effective Time. The shares of MacroPore Common Stock into which the Outstanding StemSource Stock is converted pursuant to this Section 2.6(e) are collectively referred to as the "Merger Shares."

            (ii)  The First Exchange Ratio and Second Exchange Ratio shall be subject to adjustment as follows in the event some or all of the 699,334 StemSource Stock Options outstanding as of the date of execution of this Agreement are terminated at or prior to Closing: the number shown in cell G-18 on Schedule A shall reduced by 1 for each StemSource Stock Option terminated or otherwise not exercised for a shares of StemSource Common Stock at or prior to Closing, resulting in the adjusted First Exchange Ratio or Second Exchange Ratio (as appropriate) per the formula contained in the spreadsheet on Schedule A.

          (f)    Fractional Shares.    No fractional shares of MacroPore Common Stock will be issued in connection with the Merger. In lieu thereof, each StemSource Stockholder who would otherwise be entitled to receive a fraction of a share of MacroPore Common Stock pursuant to Sections 2.6(a), determined in each case after aggregating all shares of MacroPore Common Stock to be received by such holder pursuant to Sections 2.(6)(a), will instead receive from MacroPore in lieu of any fractional share otherwise issuable to such holder under Sections 2.6(a), a payment of cash in an amount equal to the MacroPore Closing Price Per Share occurring after the Agreement Date and prior to Effective Time) multiplied by the fraction of a share of MacroPore Common Stock that such holder would otherwise be entitled to receive, which amount shall be paid within ten (10) days after the Effective Time.

        2.7    Dissenters' Rights.    Any shares of Outstanding StemSource Stock and other capital stock (the "StemSource Shares") that have not been voted for approval of this Agreement and with respect to which a demand for payment and appraisal have been properly made in accordance with the California Code and the DGCL ("Dissenting Shares"), will not be converted into the right to receive the Merger Shares otherwise exchangeable with respect to such Dissenting Shares at or after the Effective Time but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the California Code and the DGCL. If a holder of Dissenting Shares ("Dissenting Stockholder") withdraws his or her demand for such payment and appraisal or becomes ineligible for such payment and appraisal, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder's Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, the Merger Shares into which such Dissenting Shares would have been converted pursuant to Section 2.6(a) hereof. StemSource will give MacroPore and Acquisition Sub prompt notice of any demand received by StemSource from a holder of Dissenting Shares for appraisal of Shares, and MacroPore shall have the right to participate in, at its sole expense, all negotiations and proceedings with respect to such demand. StemSource agrees that, except with the prior written consent of MacroPore, or as required under the California Code or the DGCL, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for appraisal. Each Dissenting Stockholder who, pursuant to the provisions of the California Code or the DGCL, becomes entitled to payment of the value of the Dissenting Shares will receive from MacroPore payment therefor but only after the value therefor has been agreed upon or finally determined pursuant to such provisions.

        2.8    Exchange Procedure.

          (a)  On the Closing Date, MacroPore shall deposit with its transfer agent for exchange in accordance with this Article II, the Merger Shares and cash in an amount sufficient to permit the payment of cash in lieu of fractional shares pursuant to Section 2.6(f)

          (b)  Promptly after the Effective Time, MacroPore shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented shares of Outstanding StemSource Stock (the "Stock Certificates") whose shares are being converted into the Merger Shares pursuant to Section 2.6(a) hereof (less any amount held in escrow pursuant to Section 2.9 hereof), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates shall pass, only upon delivery of the Stock Certificates to MacroPore and which shall be in such form and have such other provisions as MacroPore may reasonably specify, including appropriate investment representations) (the "Letter of Transmittal") and (ii) instructions for use in effecting the surrender of the Stock Certificates in exchange for the Merger Shares (less any amount held in escrow pursuant to Section 2.9 hereof). Upon surrender of a Stock Certificate for cancellation to MacroPore or to such other agent or agents as may be appointed by MacroPore, together with such letter of transmittal duly executed, the holder of such Stock Certificate shall be entitled to receive in exchange therefor, the Merger Shares (less any amount held in escrow pursuant to Section 2.9 hereof) to which the holder of Outstanding StemSource Stock is entitled pursuant to Section 2.6(a) hereof. The Stock Certificate so surrendered shall forthwith be canceled. From and after the Effective Time, until surrendered as contemplated by this Section 2.8, each Stock Certificate shall be deemed for all corporate purposes to evidence the amount of the Merger Shares into which the shares of Outstanding StemSource Stock represented by such Stock Certificate have been converted. Notwithstanding the foregoing, with respect to a holder of Outstanding StemSource Stock who surrenders one or more Stock Certificates duly endorsed in blank (or duly executed stock powers) and a spousal consent (if applicable) at the Closing, MacroPore shall issue to such holder, within ten (10) Business Days following the Closing Date, the Merger Shares (less any amount held in escrow pursuant to Section 2.9 hereof) to which such holder of Outstanding StemSource Stock is entitled pursuant to Section 2.6(a) hereof.

          (c)  The Merger Shares delivered upon the surrender for exchange of shares of Outstanding StemSource Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Outstanding StemSource Stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Outstanding StemSource Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.8, provided that the presenting holder is listed on StemSource's stockholder list as a holder of Outstanding StemSource Stock.

          (d)  In the event that any Stock Certificates evidencing shares of Outstanding StemSource Stock shall have been lost, stolen or destroyed, MacroPore shall issue in exchange for such lost, stolen or destroyed Stock Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Shares as may be required pursuant to Section 2.6(a) hereof; provided, however, that MacroPore may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Stock Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against MacroPore with respect to the Stock Certificates alleged to have been lost, stolen or destroyed.

          (e)  Notwithstanding anything to the contrary in this Section 2.8, none of the MacroPore, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Outstanding StemSource Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

        2.9    Escrow Agreement and Stockholder Representative.

          (a)    Escrow of Merger Shares.    At the Effective Time, MacroPore shall deliver to the escrow agent: (i) that number of shares of Merger Shares equal to ten percent (10%) of the Merger Shares issued to the StemSource Stockholders (other than MacroPore) under Sections 2.6(a) and 2.6(c) (the "Escrow Shares") on pro rata basis. The Escrow Shares shall be held for the purpose of securing the indemnification obligations of the StemSource Stockholders set forth in this Agreement. The Escrow Shares shall be held by the escrow agent pursuant to the terms of the Indemnity Escrow Agreement substantially in the form of Exhibit E attached hereto (the "Escrow Agreement") by and among MacroPore, StemSource, the escrow agent and the Shareholder Representative (as defined in Section 2.9(b) below).

          (b)    Stockholder Representative.    By their approval of this Agreement and the Merger, each of the StemSource Stockholders (including those not voting in favor of this Agreement and the Merger) will be conclusively deemed to have consented to, approved and agreed to be personally bound by: (i) the indemnification provisions of Article VIII; (ii) the Escrow Agreement; (iii) the appointment of Marc Hedrick, M.D. as the representative of the StemSource Stockholders (the "Stockholder Representative") and as the attorney-in-fact and agent for and on behalf of each StemSource Stockholder as provided in this Agreement and the Escrow Agreement; and (iv) the taking by the Stockholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Stockholder Representative under this Agreement and under the Escrow Agreement. The Stockholder Representative will have authority and power to act on behalf of each StemSource Stockholder with respect to the disposition, settlement or other handling of (a) indemnity claims under Article VIII and (b) all claims governed by the Escrow Agreement and all rights or obligations arising under the Escrow Agreement so long as all the StemSource Stockholders are treated in a consistent manner and/or consent in writing to different treatment. Each StemSource Stockholder will be bound by all actions taken by the Stockholder Representative in connection with indemnity claims under Article VIII and the Escrow Agreement, and MacroPore will be entitled to rely on any action or decision of the Stockholder Representative in connection therewith.

        2.10    Securities Laws Compliance.    MacroPore will issue the shares of Merger Shares to be issued in the Merger pursuant to Section 2.6(a) hereof pursuant to the exemption(s) from registration under Section 4(2) and/or Regulation D promulgated under the Securities Act and applicable exemptions under applicable state securities laws. Concurrently with execution of this Agreement, each StemSource Stockholder shall execute and deliver to MacroPore an Investment Representation Letter in the form of Exhibit F attached hereto (the "Investment Representation Letter"), which shall, among other things, evidence such StemSource Stockholder's understanding and acknowledgement that the shares of Merger Shares to be issued to the StemSource Stockholders pursuant to Section 2.6(a) will be "restricted securities" within the meaning of Rule 144 under the Securities Act.

        2.11    Closing.

          (a)    Time and Place.    The consummation of the Merger under this Agreement (the "Closing") shall take place at the offices of Brobeck, Phleger & Harrison LLP, 12390 El Camino Real, San Diego, California 92130, at such time and in such manner as the parties mutually agree (the "Closing Date").

          (b)    Closing Deliveries by StemSource.    At the Closing, StemSource shall have delivered or caused to be delivered to MacroPore and/or Acquisition Sub, as the case may be:

            (i)    the Certificate of Merger, duly executed by StemSource;

            (ii)  the Escrow Agreement, duly executed by StemSource and the Stockholder Representative;

            (iii)  Non-Competition Agreements by and between MacroPore and each of Marc Hedrick, John Fraser, Min Zhu and Elizabeth Scarbrough, substantially in the form of Exhibit G (the "Non-Competition Agreements"), duly executed by each of Marc Hedrick, John Fraser, Min Zhu and Elizabeth Scarbrough, respectively.

            (iv)  an Estoppel Certificate by the landlord of the Real Property (the "Landlord"), substantially in the form of Exhibit H attached hereto, duly executed by such Landlord;

            (v)  a Registration Rights Agreement by and between MacroPore and each of the Rights Holders, substantially in the form of Exhibit O attached hereto, duly executed by MacroPore and each Rights Holder;

            (vi)  a certificate of an officer of StemSource substantially in the form of Exhibit I attached hereto, duly executed by StemSource;

            (vii) a certificate of the Secretary of StemSource substantially in the form of Exhibit J attached hereto, certifying as of the Closing Date (A) a true and complete copy of the Certificate of Incorporation of StemSource, certified as of a recent date by the Secretary of State of Delaware, and the bylaws of StemSource, (B) a certificate of each appropriate Secretary of State, dated no earlier than ten (10) days prior to the Effective Time, certifying the good standing of StemSource in its state of incorporation and all states in which it is qualified to do business, (C) a true and complete copy of the resolutions of the board of directors of StemSource and the resolutions of the stockholders of StemSource, each authorizing the execution, delivery and performance of this Agreement by StemSource and the consummation of the transactions contemplated hereby and (D) incumbency matters;

            (viii)  resignation letter of each of the officers and directors of StemSource, dated effective as of the Closing;

            (ix)  such other documents as MacroPore may reasonably request for the purpose of facilitating the consummation of the transactions contemplated herein; and

            (x)  evidence that the Investors' Rights Agreement has been terminated effective as of the Closing.

          (c)    Closing Deliveries By MacroPore.    At the Closing, MacroPore and/or Acquisition Sub, as the case may be, shall have delivered or caused to be delivered to StemSource and/or the StemSource Stockholders, as the case may be:

            (i)    Certificates of Merger, duly executed by Acquisition Sub;

            (ii)  the Escrow Agreement, duly executed by MacroPore;

            (iii)  the Non-Competition Agreements, duly executed by MacroPore;

            (iv)  a Registration Rights Agreement by and between MacroPore and each of the Rights Holders, substantially in the form of Exhibit O attached hereto, duly executed by MacroPore and each Rights Holder;

            (v)  evidence of cancellation of the MacroPore Warrants;

            (vi)  copy of final Medtronic PS Medical, Inc. ("Medtronic") transaction agreements;

            (vii) a certificate of an officer of MacroPore, substantially in the forms of Exhibit K attached hereto, duly executed by MacroPore;

            (viii)  a certificate of the Secretary of MacroPore substantially in the forms of Exhibit L attached hereto, certifying as of the Closing Date (A) a true and complete copy of the Certificate of Incorporation of MacroPore, certified as of a recent date by the Secretary of State of Delaware, and the bylaws of MacroPore, (B) a true and complete copy of the resolutions of the board of directors of MacroPore authorizing the execution, delivery and performance of this Agreement by MacroPore and the consummation of the transactions contemplated hereby, (C) a certificate of the Secretary of State of Delaware, dated no earlier than ten (10) days prior to the Effective Time, certifying the good standing of MacroPore in its state of incorporation and (D) incumbency matters;

            (ix)  a certificate of an officer of Acquisition Sub, substantially in the forms of Exhibit M attached hereto, duly executed by Acquisition Sub;

            (x)  a certificate of the Secretary of Acquisition Sub substantially in the forms of Exhibit N attached hereto, certifying as of the Closing Date (A) a true and complete copy of the Certificate of Incorporation of Acquisition Sub, certified as of a recent date by the Secretary of State of Delaware, and the bylaws of Acquisition Sub, (B) a true and complete copy of the resolutions of the board of directors of Acquisition Sub authorizing the execution, delivery and performance of this Agreement by Acquisition Sub and the consummation of the transactions contemplated hereby, (C) a certificate of the Secretary of State of Delaware, dated no earlier than ten (10) days prior to the Effective Time, certifying the good standing of Acquisition Sub in its state of incorporation and (D) incumbency matters; and

            (xi)  such other documents as StemSource may reasonably request for the purpose of facilitating the consummation of the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF STEMSOURCE

        StemSource represents and warrants to MacroPore and Acquisition Sub as of the date hereof and as of the Closing Date, except as set forth on the StemSource Disclosure Letter furnished to MacroPore specifically identifying the relevant subparagraph hereof, as follows:

        3.1    Organization of StemSource.    StemSource is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. StemSource is duly authorized to conduct business and is in good standing in each jurisdiction where such qualification is required except for any jurisdiction where failure so to qualify would not have a Material Adverse Effect upon StemSource. StemSource has full power and authority, and holds all Permits and authorizations necessary to carry on its business and to own and use the Assets and Properties owned and used by StemSource except where the failure to have such power and authority or to hold such Permit or authorization would not have a Material Adverse Effect on StemSource. StemSource has delivered to MacroPore correct and complete copies of its Certificate of Incorporation and Bylaws, each as amended to date.

        3.2    Capital Stock of StemSource.

          (a)  The authorized capital stock of StemSource consists of (i) 38,000,000 shares of common stock, par value $0.001 per share ("StemSource Common Stock"), of which 7,040,000 shares (and no more) are issued and outstanding as of the date hereof; (ii) no shares of capital stock of StemSource in treasury; (iii) 3,000,000 shares of Series A Preferred Stock, $0.001 par value per share (the "StemSource Series A Stock"), of which 1,426,007 shares (and no more) are issued and outstanding as of the date hereof; and (iv) 4,000,000 shares of Preferred Stock, $0.001 par value per share for which the Board of Directors of StemSource is expressly authorized to provide for the issuance of in one or more classes or series, none of which are outstanding. Each share of the issued and outstanding capital stock of StemSource is duly authorized, validly issued, fully paid and nonassessable. Section 3.2(a) of the StemSource Disclosure Letter sets forth a complete and accurate list specifying the number of shares of StemSource Common Stock and StemSource Series A Stock held by each StemSource Stockholder.

          (b)  Section 3.2(b) of the StemSource Disclosure Letter sets forth a list and description of all subscriptions, options, warrants, calls, commitments and other rights of any kind for the purchase or acquisition of, and any securities convertible or exchangeable for, any capital stock of StemSource granted by StemSource, including the StemSource Stock Options and the MacroPore Warrants (collectively, the "StemSource Convertible Securities"), including the holder thereof, the number of shares of StemSource Common Stock subject thereto, the exercise price, date of grant, vesting schedule and expiration thereof and any terms regarding the acceleration of vesting thereof.

          (c)  There will be no outstanding StemSource Convertible Securities (other than the MacroPore Warrants) as of the Closing Date. All shares of StemSource Common Stock that may be issued upon the exercise or conversion of the StemSource Stock Options and the StemSource Series A Stock will (upon issuance in accordance with their terms) be duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

          (d)  There are no agreements to which StemSource is a party or by which it is bound with respect to the voting (including voting trusts or proxies), registration under the Securities Act, or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or "drag-along" rights) of any securities of StemSource. To the Knowledge of StemSource, there are no agreements among other parties, to which StemSource is not a party and by which it is not bound, with respect to the voting (including voting trusts or proxies) or sale or transfer (including agreements relating to rights of first refusal, co-sale rights or "drag-along" rights) of any securities of StemSource.

        3.3    Ownership of Shares.    Each StemSource Stockholder owns of record that number of shares of StemSource Common Stock listed opposite such stockholder's name in Section 3.2(a) of the StemSource Disclosure Letter. Each holder of StemSource Convertible Securities owns of record that number of StemSource Convertible Securities listed opposite such holder's name in Section 3.2(b) of the StemSource Disclosure Letter. The delivery of the stock certificate(s) representing the Outstanding StemSource Stock owned by the StemSource Stockholders in the manner provided in Section 2.8 will transfer to the MacroPore good and valid title thereto.

        3.4    Authority of StemSource.    StemSource has all necessary corporate power and corporate authority and has taken all action necessary to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder and no other corporate proceedings on the part of StemSource are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the StemSource Stockholders in accordance with the DGCL, and effecting the Merger). This Agreement has been duly and validly executed and delivered by StemSource and, assuming due authorization, execution and delivery by the other parties to this Agreement, constitutes a legal, valid and binding obligation of StemSource enforceable against StemSource in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

        3.5    No Affiliates.    StemSource does not have any Affiliates (other than natural persons) or subsidiaries and is not a partner in any partnership or a party to a joint venture.

        3.6    No Conflicts.    The execution and delivery by StemSource of this Agreement does not, and the performance by StemSource of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

          (a)  conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Certificate of Incorporation, as amended, or Bylaws of StemSource;

          (b)  conflict with or result in a violation or breach of any term or provision of any law, Order, Permit, statute, rule or regulation of a Governmental or Regulatory Authority applicable to StemSource, the business or Assets or Properties of StemSource or the capital stock of StemSource;

          (c)  result in a breach of, or default under (or give rise to right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other similar instrument or obligation to which StemSource or any of its Assets and Properties or, to the Knowledge of StemSource, Outstanding StemSource Stock may be bound; or

          (d)  result in an imposition or creation of any Encumbrance (other than a Permitted Encumbrance) on the business or Assets or Properties of StemSource or, to the Knowledge of StemSource, Outstanding StemSource Stock.

        3.7    Consents and Governmental Approvals and Filings.    Other than filings relating to the Merger, no consent, approval or other action of, filing with or notice to any Governmental or Regulatory Authority on the part of StemSource is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

        3.8    Books and Records.    The minute books and other corporate records of StemSource as made available to MacroPore contain a true and complete record in all material aspects of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of StemSource. The stock transfer ledgers and other similar records of StemSource accurately reflect all issuances and record transfers in the capital stock of StemSource.

        3.9    StemSource Financial Statements.    StemSource has previously delivered to MacroPore the StemSource Financial Statements. Such StemSource Financial Statements (i) have been prepared in accordance with the Books and Records of StemSource, (ii) have been prepared in conformity with GAAP, and (iii) fairly present the financial condition and results of operations and cash flows of StemSource as of the respective dates thereof and for the periods covered thereby; provided that the Interim Financial Statements lack footnotes.

        3.10    Absence of Changes.    Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date, since June 30, 2002, there has not been any material adverse change, or any event or development which, individually or together with other such events, would reasonably be expected to have a Material Adverse Effect on StemSource.

        3.11    No Undisclosed Liabilities.    Except as disclosed in the StemSource Financial Statements, and except for current liabilities incurred in the Ordinary Course of Business which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on StemSource, there are no liabilities (whether absolute, contingent, accrued or otherwise) (including but not limited to any liability for Taxes) that are not so disclosed, nor, to the Knowledge of

StemSource, any basis for any claim against StemSource for any such liabilities relating to or affecting StemSource or any of its Assets and Properties.

        3.12    Tangible Personal Property.    StemSource is in possession of and has good and marketable title to, or has valid leasehold interests in or valid rights under written agreements to use, all tangible personal property, equipment, plants, buildings, structures, facilities and all other Assets and Properties used in or reasonably necessary for the conduct of StemSource's business, including all tangible personal property reflected on StemSource Financial Statements and any tangible personal property acquired since that date other than property disposed of since such date in the Ordinary Course of Business. All such tangible personal property, equipment, plants, buildings, structures, facilities and all other assets and properties are listed in Section 3.12 of the StemSource Disclosure Letter and are free and clear of all Encumbrances, other than Permitted Encumbrances, and are in good operating condition and repair (subject to normal wear and tear) having regard to its current use.

        3.13    Benefit Plans; ERISA.

          (a)  Section 3.13(a) of the StemSource Disclosure Letter lists each Benefit Plan. StemSource has no commitment, proposal, or communication to employees regarding the creation of an additional Plan or any increase in benefits under any Benefit Plan. StemSource has provided to MacroPore (i) a copy of each Benefit Plan (including amendments) or, where substantially similar arrangements exist, a sample copy and a list of persons participating in such arrangement, (ii) the most recent annual reports on the Form 5500 series for each Benefit Plan required to file such report and (iii) the most recent trustee's report for each Benefit Plan funded through a trust.

          (b)  Neither StemSource, an ERISA Affiliate or predecessor thereof has ever maintained, contributed to or been obligated to contribute to any Defined Benefit Plan or multiemployer plan (as defined in Section (3)(37) or 4001(a)(3) of ERISA) and no condition exists that presents a material risk to StemSource or an ERISA Affiliate of incurring a liability under Title IV of ERISA.

          (c)  Each Benefit Plan has been operated and administered in all material respects in accordance with its terms and, as of the Closing Date, will be in compliance in all material respects, in form and operation, with all applicable laws (including but not limited to ERISA and the Code). The reserves reflected in StemSource Financial Statements for the obligations of StemSource under all Benefit Plans are adequate and were determined in accordance with GAAP.

          (d)  Each Qualified Plan has received a determination letter from the Internal Revenue Service confirming that it qualifies under Section 401(a) of the Code and, to the Knowledge of StemSource, nothing has occurred since the issuance of that letter which would adversely affect such qualified status or the plan sponsor's ability to rely on such determination letter.

          (e)  No Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of StemSource or any ERISA Affiliate beyond their termination of service (other than (i) coverage mandated by applicable law, (ii) benefits under a Qualified Plan, (iii) deferred compensation benefits accrued as liabilities on the books of StemSource or any ERISA Affiliate or (iv) benefits the full cost of which is borne by any current or former employee (or his or her beneficiary)).

          (f)    The consummation of the transactions contemplated by this Agreement will not, either immediately or upon the occurrence of any event thereafter, (i) entitle any current or former employee or officer or director of StemSource or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation otherwise due any such individual.

          (g)  There are no pending or, to the Knowledge of StemSource, anticipated or threatened claims by or on behalf of any Benefit Plan, by any employee or beneficiary covered under any such Benefit Plan, or otherwise involving any such Benefit Plan (other than routine claims for benefits).

        3.14    Real Property.    StemSource does not own any real property. Section 3.14 of the StemSource Disclosure Letter contains a complete and accurate municipal description of each parcel of real property leased by StemSource (as lessee or lessor) (the "Real Property") and, to the Knowledge of StemSource, all Encumbrances (other than Permitted Encumbrances) relating to or affecting the Real Property. StemSource has a valid leasehold interest in the Real Property free and clear of all Encumbrances other than Permitted Encumbrances. StemSource has rights of ingress and egress with respect to the Real Property, and all buildings, structures, facilities, fixtures and other improvements thereon material for the operation of StemSource's business as currently conducted. There is no pending, or to the Knowledge of StemSource, there is no contemplated or threatened condemnation of any of the respective parcels of Real Property or any part thereof. To the Knowledge of StemSource, none of such Real Property, buildings, structures, facilities, fixtures or other improvements, or the use thereof, contravenes or violates any building, zoning, fire protection, administrative, occupational safety and health or other applicable law, rule, or regulation except for any contravention or violation which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on StemSource. Each lease with respect to the Real Property is a legal, valid and binding agreement of StemSource subsisting in full force and effect enforceable in accordance with its terms, and there is no, and StemSource has not received notice of any material default (or any condition or event which, after notice or lapse of time or both, would constitute a material default) thereunder.

        3.15    Intellectual Property Rights.

          (a)    Generally.    Section 3.15(a) of the StemSource Disclosure Letter sets forth, for the Intellectual Property owned by StemSource, in whole or in part, including jointly with others (such schedule specifies if such Intellectual Property is owned jointly), a complete and accurate list of all United States and foreign (a) Patents and Patent applications; (b) Trademark registrations and applications and unregistered Trademarks; (c) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed); and (d) all other Intellectual Property to which StemSource has any ownership rights.

          (b)    Trademarks.

            (i)    All of StemSource's registered Trademarks are currently in compliance with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise affect the priority and enforceability of the Trademark in question.

            (ii)  None of StemSource's registered Trademarks has ever been or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office and no such action has been threatened in writing to StemSource or its counsel.

            (iii)  To the Knowledge of StemSource, there has been no prior use of any of StemSource's Trademarks by any third party that confers upon said third party superior rights in any such Trademark.

            (iv)  StemSource's registered Trademarks have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates or renewal certificates, as the case may be.

          (c)    Patents.

            (i)    All of StemSource's Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or lapse or otherwise affect the enforceability of the Patent in question.

            (ii)  None of StemSource's Patents has been or is now involved in any interference, reissue, reexamination or opposing proceeding in the United States Patent and Trademark Office or any foreign patent office and no such action has been threatened in writing to StemSource or its counsel.

            (iii)  To the Knowledge of StemSource, there is no Patent of any person that claims the same subject matter as any Patent of StemSource or invalidates any claim of any Patent of StemSource.

          (d)    Trade Secrets and Other Proprietary Information.    Section 3.15(d) of the StemSource Disclosure Letter sets forth a list of employees, consultants, contractors and other entities who have executed proprietary information and confidentiality agreements substantially in StemSource's standard forms that protect the Intellectual Property of StemSource. Except under confidentiality obligations, to the Knowledge of StemSource, there has been no disclosure by StemSource of confidential information or Trade Secrets and Other Proprietary Information. StemSource has taken all reasonable steps necessary to enforce the proprietary information and confidentiality agreements that have been entered into by its employees, consultants, contractors and other entities.

          (e)    License Agreements.    Section 3.15(e)(1) of the StemSource Disclosure Letter sets forth a complete and accurate list of all license agreements granting to StemSource any right to use or practice any rights under any Intellectual Property (other than over-the-counter "shrink wrap" software, "click-through" and other commercially available software programs having a value of $5,000 per license or less and software programs embedded in equipment used by StemSource, but including all such agreements that are otherwise material to StemSource) (collectively, the "Inbound License Agreements"), indicating for each the title and the parties thereto. Section 3.15(e)(2) of the StemSource Disclosure Letter also sets forth a complete and accurate list of all license agreements under which StemSource grants licenses or other rights in or to use or practice any rights under any Intellectual Property (collectively, the "Outbound License Agreements"), indicating for each the title and the parties thereto. There is no outstanding or, to the Knowledge of StemSource, threatened dispute or disagreement with respect to any Inbound License Agreement or any Outbound License Agreement.

          (f)    Ownership and Other Rights; Sufficiency of Intellectual Property Assets.    StemSource owns or possesses adequate licenses, re-marketing or sublicensing rights, or other rights to use, free and clear of Encumbrances, Orders and arbitration awards, all of its Intellectual Property used in the conduct of StemSource' business as presently conducted. The Intellectual Property identified in Section 3.15(a) of the StemSource Disclosure Letter, together with StemSource's Trade Secrets and Other Proprietary Information and StemSource's unregistered Copyrights and StemSource's rights granted to StemSource under the Inbound License Agreements, constitute all the Intellectual Property rights and Inbound License Agreements used in the operation of StemSource's business as it is currently conducted and are all such Intellectual Property rights and Inbound License Agreements necessary to operate such business after the Effective Time in substantially the same manner as such business has been operated by StemSource prior thereto.

          (g)    No Infringement by StemSource.    To the Knowledge of StemSource, the products used, manufactured, marketed, sold or licensed by StemSource, and all Intellectual Property used in the conduct of StemSource's business as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any Intellectual Property of any third party.

          (h)    No Pending or Threatened Infringement Claims.    No litigation is now or, was pending and no notice or other claim in writing has been received by StemSource, (A) alleging that StemSource has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to StemSource. No Intellectual Property that is owned or licensed by StemSource is subject to any outstanding Order, stipulation or agreement restricting the use thereof by StemSource or, in the case of Intellectual Property licensed by StemSource to others, restricting the sale, transfer, assignment or licensing thereof by StemSource to any Person.

          (i)    No Infringement by Third Parties.    To the Knowledge of StemSource, no third party is misappropriating, infringing, or violating any Intellectual Property owned or exclusively licensed by StemSource, and no such claims have been brought against any third party by StemSource.

          (j)    Software.    The Software (as defined below) owned or purported to be owned by StemSource, was either (i) developed by employees of StemSource within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to StemSource pursuant to written agreements; or (iii) otherwise acquired by StemSource from a third party. Such Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than StemSource, except for such materials or development environments obtained by StemSource from other persons who make such materials or development environments generally available to all interested purchasers or end-users on standard commercial terms. For purposes of this Section 3.15(j), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing.

        3.16    Proprietary Information of Third Parties.    No third party has claimed to StemSource or, to the Knowledge of StemSource, has a reasonable basis to claim that any person employed by or affiliated with StemSource in connection with and during StemSource's ownership and operation of its business has (i) violated or may be violating any of the terms or conditions of such person's employment, non-competition or non-disclosure agreement with such third party, (ii) disclosed or may be disclosing or utilized or may be utilizing any Trade Secrets and Other Proprietary Information or documentation of such third party, or (iii) interfered or may be interfering in the employment relationship between such third party and any of its present or former employees. No third party has requested information from StemSource which relates to such a claim. To the Knowledge of StemSource, no person employed by or affiliated with StemSource in connection with and during StemSource's ownership and operation of its business has employed or proposes to employ any trade secret or any information or documentation proprietary to any former employer and no person employed by or affiliated with StemSource in connection with and during StemSource's ownership and operation of its business has violated any confidential relationship which such person may have had with any third party, in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of StemSource, and the o the Knowledge of StemSource, there is no reason to believe there will be any such employment or violation.

        3.17    Litigation.    There are no Actions or Proceedings pending or, to the Knowledge of StemSource, threatened against StemSource, relating to or affecting (i) StemSource, its Assets and Properties or StemSource's business, or (ii) the transactions contemplated by this Agreement, and, to the Knowledge of StemSource, there are no facts or circumstances that could reasonably be expected to give rise to any such Action or Proceeding. StemSource is not in default with respect to any Order, and there are no unsatisfied judgments against StemSource. StemSource has not received notice, and does not otherwise have knowledge of any Orders outstanding against StemSource.

        3.18    Compliance with Law.    StemSource is in compliance with all applicable laws, statutes, Orders, ordinances and regulations, whether federal, state, local or foreign, except where the failure to comply, in each instance and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on StemSource. StemSource has not received any notice to the effect that, or otherwise has been advised that, StemSource is not in compliance with any of such laws, statutes, Orders, ordinances or regulations, where the failure to comply could reasonably be expected to result in a Material Adverse Effect on StemSource.

        3.19    Contracts.

          (a)  Section 3.19 of the StemSource Disclosure Letter sets forth a true and complete list of each of the following contracts, agreements or other arrangements to which StemSource is a party or by which any of its Assets and Properties is bound (and, to the extent oral, accurately describes the terms of such contracts, agreements and arrangements):

            (i)    all collective bargaining or similar labor agreements;

            (ii)  all contracts for the employment or service of any officer, employee or other person or entity on a full time, part time, consulting or other basis;

            (iii)  all loan agreements, indentures, debentures, notes or letters of credit relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien on any material asset or material group of assets of StemSource;

            (iv)  all guarantees of the obligations of third parties;

            (v)  all leases or agreements under which StemSource is lessee or lessor of, or holds, or operates, any property, real or personal, owned by any other party;

            (vi)  all commitments, contracts, sales contracts, purchase orders, mortgage agreements or groups of related agreements with the same party or any group or affiliated parties which (i) require StemSource to pay more than $10,000 in the aggregate in any calendar year or $10,000 in the aggregate over the remaining term of the agreement, except for purchase and sales orders entered into in the Ordinary Course of Business or (ii) cannot be terminated within thirty (30) days after giving notice of termination without resulting in a cost or penalty to StemSource;

            (vii) all contracts or commitments that in any way restrict StemSource from carrying on its business anywhere in the world as it is currently conducted; and

            (viii)  all contracts or commitments that in any way grants a third party a right of first refusal for the purchase of StemSource or any of its Assets or Properties.

          (b)  A correct and complete copy of each contract or agreement disclosed in the StemSource Disclosure Letter has been previously provided to MacroPore. Each contract or agreement disclosed in the StemSource Disclosure Letter is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of StemSource, and to the Knowledge of StemSource, the other parties thereto; and StemSource has performed all of its required obligations under, and is not in material violation or breach of or default under, any such contract or agreement. To the Knowledge of StemSource, the other parties to any such contract or agreement are not in violation or breach of or default under any such contract or agreement. To the Knowledge of StemSource, none of the present or former employees, officers, directors or shareholders of StemSource is a party to any written contract or agreement prohibiting any of them from freely competing with other parties or engaging in StemSource's business as now operated.

        3.20    Environmental Matters.

          (a)  StemSource is in compliance with all applicable "Environmental Laws" (as defined below) and, to the Knowledge of StemSource, there are no circumstances which are reasonably likely to materially prevent or interfere with such compliance in the future. StemSource has not received any written communication, whether from a Governmental or Regulatory Authority, citizen group, employee or otherwise, that alleges that StemSource or any of the Assets or Properties used in StemSource's business as currently conducted is not in full compliance with Environmental Laws. All Permits, registrations and other governmental authorizations currently held by StemSource pursuant to Environmental Laws (collectively, "Environmental Permits") are identified in Section 3.20(a) of the Disclosure Schedule and represent all material Environmental Permits necessary for the conduct of its business as currently conducted. StemSource has not been notified by any relevant Governmental or Regulatory Authority that any Environmental Permit will be modified, suspended or revoked or cannot be renewed in the Ordinary Course of Business, and, to the Knowledge of StemSource, no Environmental Permit will be modified, suspended or revoked, or cannot be renewed in the Ordinary Course of Business of StemSource.

          (b)  There is no "Environmental Notice" (as defined below) that is (i) pending or, to the Knowledge of StemSource, threatened against StemSource or (ii) to the Knowledge of StemSource, pending or threatened against any Person whose liability for such Environmental Notice may have been retained or assumed by or could reasonably be imputed or attributed to StemSource.

          (c)  To the Knowledge of StemSource, there are no past or present actions, activities, circumstances, conditions, events or incidents arising from the operation, ownership or use of any property operated or used by StemSource, including, without limitation, the release, emission, discharge or disposal of any "Material" (as defined below) into the "Environment" (as defined below), that (i) would reasonably be expected to result in the incurrence of costs under Environmental Laws or (ii) could reasonably be expected to form the basis of any Environmental Notice against or with respect to StemSource or against any Person whose liability for any Environmental Notice may have been retained or assumed by or could be imputed or attributed to StemSource.

          (d)  Without in any way limiting the generality of the foregoing, (i) all underground storage tanks known to StemSource, and the capacity and contents of such tanks, located on property leased or used by StemSource are identified in Section 3.20(d) of the Disclosure Schedule, (ii) to the Knowledge of StemSource there is no friable asbestos contained in or forming part of any building, building component, structure or office space leased or used by StemSource, (iii) no polychlorinated biphenyls (PCB's) are used or stored by on any property leased or used by StemSource and (iv) all locations leased or used by StemSource at which any Material generated, used, owned or controlled by StemSource or any former Affiliate of StemSource (or to the Knowledge of StemSource by any previous owner or operator) may have been disposed of or released into the Environment are identified and described in Section 3.20(d) of the Disclosure Schedule.

          (e)  For purposes of this Section 3.20:

            (i)    "Environment" means any surface water, ground water, drinking water supply, land surface or subsurface strata and ambient air.

            (ii)  "Environmental Notice" means any written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental costs, harm or damages to person, property, natural resources or other fines or penalties) arising out of, based on or resulting from (a) the emission, discharge, disposal, release or threatened release in or into the Environment of any Material or (b) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

            (iii)  "Environmental Laws" means all national, state and local laws, codes, regulations, common law, requirements, directives, Orders, and judicial interpretations thereof, all as in effect on the date hereof or on the Closing Date, that may be enforced by any Governmental or Regulatory Authority, relating to pollution, the protection of the Environment or the emission, discharge, disposal, release or threatened release of Materials in or into the Environment.

            (iv)  "Material" means pollutants, contaminants or chemical, industrial, hazardous or toxic materials or wastes, including, without limitation, petroleum and petroleum products.

        3.21    Insurance.    Set forth in Section 3.21 of the StemSource Disclosure Letter is a complete and accurate list of all primary, excess and umbrella policies, bonds and other forms of insurance currently owned or held by or on behalf of and/or providing insurance coverage to StemSource or the Assets and Properties of StemSource (or any of StemSource's directors, officers, salespersons, agents or employees). All policies set forth on the StemSource Disclosure Letter are in full force and effect, and with respect to such policies, all premiums currently payable or previously due have been paid, and no notice of cancellation or termination has been received by StemSource with respect to any such policy. All such policies are sufficient for compliance with all requirements of law and all agreements to which StemSource is a party or otherwise bound, and are valid, outstanding, collectible and enforceable policies and, to the Knowledge of StemSource, provide adequate insurance coverage for StemSource and the business and Assets and Properties of StemSource and will remain in full force and effect through the respective dates set forth in the StemSource Disclosure Letter. None of such policies contains a provision that would permit the termination, limitation, lapse, exclusion or change in the terms of coverage of such policy (including, without limitation, a change in the limits of liability) by reason of the consummation of the transactions contemplated by this Agreement. Complete and accurate copies of all such policies and related documentation have previously been provided to the MacroPore.

        3.22    Tax Matters.

          (a)  StemSource has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. StemSource is not and has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. StemSource has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of StemSource for tax periods through June 30, 2002 do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the StemSource Financial Statements. StemSource has no actual or potential liability for any Tax obligation of any other taxpayer (including any affiliated group of corporations or other entities that included StemSource during a prior period). All Taxes that StemSource is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

          (b)  StemSource has delivered to MacroPore complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by StemSource. StemSource has delivered to MacroPore complete and accurate copies of all other Tax Returns of StemSource, together with all related examination reports and statements of deficiency for all periods from and after incorporation. No examination or audit of any Tax Return of StemSource by any Governmental Entity is currently in progress or, to the Knowledge of StemSource, threatened. StemSource has not been informed by any jurisdiction that the jurisdiction believes that StemSource was required to file any Tax Return that was not filed. StemSource has not waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

          (c)  StemSource is not a "consenting corporation" within the meaning of Section 341(f) of the Code, and none of its assets is subject to an election under Section 341(f) of the Code. StemSource has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code. It has not made any payments, is not obligated to make any payments, and is not a party to any agreement that could obligate it to make any payments that may be treated as an "excess parachute payment" under Section 280G of the Code. It has no actual or potential liability for any Taxes of any person (other than StemSource) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise. It is not and has not been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

          (d)  None of the assets of StemSource: (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code; (ii) is "tax-exempt use property" within the meaning of Section 168(h) of the Code; or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

          (e)  StemSource has not undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code

          (f)    No state or federal "net operating loss" of StemSource determined as of the Closing Date will be subject to limitation on its use pursuant to Section 382 of the Code or comparable provisions of state law as a result of any "ownership change" within the meaning of Section 382(g) of the Code or comparable provisions of any state law occurring prior to the Closing Date.

        3.23    Labor and Employment Relations.    To the Knowledge of StemSource, no officer or group of five (5) or more employees, acting as a group, of StemSource has or have decided to terminate his, her or their employment with StemSource now or after the Effective Time. StemSource is not a party to or bound by any collective bargaining agreement with any labor organization, group or association covering any of its employees and, to the Knowledge of StemSource, there are no attempts to organize any of StemSource's employees by any person, unit or group seeking to act as their bargaining agent. To the Knowledge of StemSource, StemSource has complied in all material respects with all applicable laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, discrimination against race, color, national origin, religious creed, physical or mental disability, sex, age, ancestry, medical condition, marital status or sexual orientation, and the withholding and payment of social security and other Taxes. There are no pending or, to the Knowledge of StemSource, threatened charges (by employees, their representatives or governmental authorities) of unfair labor practices or of employment discrimination or of any other wrongful action with respect to any aspect of employment of any person employed or formerly employed by StemSource. To the Knowledge of StemSource, no union representation elections relating to StemSource's employees have been scheduled by any Governmental or Regulatory Authority, no organizational effort is being made with respect to any of such employees, and no investigation of StemSource's employment policies or practices by any Governmental or Regulatory Authority is pending or threatened. StemSource is not currently, and in the past has not been, involved in labor negotiations with any unit or group seeking to become the bargaining unit for any employees of StemSource. StemSource has never experienced any work stoppages and to the Knowledge of StemSource, no work stoppage has been threatened or is planned by its employees.

        3.24    Certain Employees.    Set forth in Section 3.24 of the StemSource Disclosure Letter is a list of the names of StemSource's employees and consultants as of the date hereof, together with the title or job classification of each such person and the total compensation (with wages and bonuses, if any, separately detailed) paid in 2001 (if applicable) and the current rate of pay for each such person on the date of this Agreement. None of such persons has an employment agreement or understanding, whether oral or written, with StemSource which is not terminable on notice by StemSource without cost or other liability to StemSource.

        3.25    Absence of Certain Developments.    Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date, since June 30, 2002, StemSource has not:

          (a)  issued any stock, bonds or other corporate securities or any right, options or warrants with respect thereto;

          (b)  borrowed any amount, obtained any letters of credit or incurred or become subject to any liabilities (except in favor of MacroPore) in excess of ten thousand dollars ($10,000) in the aggregate;

          (c)  discharged or satisfied any lien or Encumbrance or paid any obligation or liability, other than current liabilities paid in the Ordinary Course of Business and other than current Tax liabilities;

          (d)  declared or made any payment or distribution of cash or other property to shareholders with respect to its stock, or purchased or redeemed any shares of its capital stock;

          (e)  mortgaged or pledged any of its Assets or Properties, or subjected them to any lien, charge or any other Encumbrance, except Permitted Encumbrances;

          (f)    sold, leased, subleased, assigned or transferred any of its Assets or Properties, except in the Ordinary Course of Business, or cancelled any debts or claims in excess of ten thousand dollars ($10,000);

          (g)  made any changes in any employee compensation, severance or termination agreement, commitment or transaction other than routine salary increases consistent with past practice or offer employment to any individuals;

          (h)  entered into any material transaction, or modified any existing transaction (the aggregate consideration for which is in excess of ten thousand dollars ($10,000);

          (i)    suffered any material damage, destruction or casualty loss, not covered by insurance;

          (j)    made any capital expenditures, additions or improvements or commitments for the same, except those made in the Ordinary Course of Business, which in the aggregate exceed ten thousand dollars ($10,000);

          (k)  entered into any transaction or operated StemSource's business in excess of ten thousand dollars ($10,000), not in the Ordinary Course of Business;

          (l)    made any change in its accounting methods or practices (unless required by GAAP) or ceased making accruals for taxes, obsolete inventory, vacation and other customary accruals;

          (m)  ceased from reserving cash to pay taxes, principal and interest on borrowed funds, and other customary expenses and payments;

          (n)  entered into any amendment or termination of any material lease, customer or supplier contract or other material contract or agreement to which it is a party, other than in the Ordinary Course of Business;

          (o)  made any material change in any of its business policies, including, without limitation, advertising, distributing, marketing, pricing, purchasing, personnel, sales, returns, budget or product acquisition or sale policies;

          (p)  terminated or failed to renew, or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any contract or other agreement that is or has a Material Adverse Effect on StemSource's business as currently conducted or its financial condition;

          (q)  permitted to occur or be made any other event or condition of any character which has had a Material Adverse Effect on StemSource;

          (r)  waived any rights material to its financial or business condition; or

          (s)  entered into any agreement to do any of the foregoing.

        3.26    Customers.    Section 3.26 of the StemSource Disclosure Letter sets forth a true and correct list of StemSource's current customers (i) contributing more than ten thousand dollars ($10,000) per annum to the gross revenues of StemSource during the 2001 fiscal year or (ii) who are material to StemSource's business. Since January 1, 2002, no single customer or group of affiliated customers contributing more than ten thousand dollars ($10,000) per annum to the gross revenues of StemSource's business has stopped doing business with StemSource, and no such customer has given notice to StemSource of an intention to discontinue doing business or reduce the level of gross revenues from that in fiscal year 2001 with StemSource.

        3.27    Necessary Property.    All of the Real Property and Assets and Properties owned or leased by StemSource and the Intellectual Property listed on the StemSource Disclosure Letter owned by or licensed to StemSource constitute all of the property reasonably necessary for the conduct of StemSource's business in the manner and to the extent presently conducted by StemSource.

        3.28    Bank Accounts.    Section 3.28 of the StemSource Disclosure Letter contains a complete and accurate list of each deposit or asset account maintained by or on behalf of StemSource with any bank, brokerage house or other financial institution, specifying with respect to each the name and address of the institution, the name under which the account is maintained, the account number, and the name and title or capacity of each Person authorized to have access thereto.

        3.29    Permits.    Section 3.29 of the StemSource Disclosure Letter contains a true and complete list of all Permits used in and material, individually or in the aggregate, to StemSource's business as currently conducted. All such Permits are currently effective and valid and have been validly issued. No additional Permits are necessary to enable StemSource to conduct its business in material compliance with all applicable federal, state and local laws. To the Knowledge of StemSource, there is no pending Action or Proceeding by any Governmental or Regulatory Authority which could affect such Permits in any material respect or their sufficiency for the current conduct of StemSource's business or of the conduct of StemSource's business after the Closing. StemSource has provided or made available to MacroPore true and complete copies of such Permits.

        3.30    Third Party Consents.    No consent, approval or authorization of any third party on the part of StemSource is required in connection with the consummation of the transactions contemplated hereunder.

        3.31    Brokers.    Neither any StemSource Stockholder nor StemSource has retained any broker in connection with the transactions contemplated hereunder, as would render StemSource or MacroPore liable to pay any fee or other consideration. MacroPore and StemSource have, and will have, no obligation to pay any broker's, finder's, investment banker's, financial advisor's or similar fee in connection with this Agreement or the transactions contemplated hereby by reason of any action taken by or on behalf of StemSource or any of the StemSource Stockholders.

        3.32    Material Misstatements and Omissions.    The statements, representations and warranties of StemSource contained in this Agreement (including the exhibits and schedules hereto) and in each document, statement, certificate or exhibit furnished or to be furnished by or on behalf of StemSource pursuant hereto, or in connection with the transactions contemplated hereby, taken together, do not contain and will not contain any untrue statement of a material fact and do not or will not omit to state a material fact necessary to make the statements or facts contained herein or therein, in light of the circumstances made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MACROPORE AND ACQUISITION SUB

        MacroPore and Acquisition Sub, jointly and severally, represent and warrant to StemSource as of the date hereof and as of the Closing Date, as follows:

        4.1    Organization.    Each of MacroPore and Acquisition Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Each of MacroPore and Acquisition Sub has the requisite power and authority to carry on its respective business and own its Assets and Properties except where failure to have such power and authority would not have a Material Adverse Effect on MacroPore or Acquisition Sub, respectively. Each of MacroPore and Acquisition Sub is duly qualified to conduct its respective business and is in good standing under the laws of each jurisdiction where such qualification is required except for any jurisdiction where failure so to qualify would not have a Material Adverse Effect upon MacroPore or Acquisition Sub, as the case may be.

        4.2    Capital Stock of MacroPore.    The authorized capital stock of MacroPore, consists of (i) 95,000,000 shares of common stock, par value $0.001 per share (the "MacroPore Common Stock"), of which 13,141,251 shares were issued and outstanding as of October 9, 2002; (ii) 2,051,220 shares of capital stock of MacroPore in treasury as of October 9, 2002; and (iii) 5,000,000 shares of Preferred Stock, $0.001 par value per share for which the Board of Directors of MacroPore is expressly authorized to provide for the issuance of in one or more classes or series, none of which are outstanding. Each share of the issued and outstanding capital stock of MacroPore is duly authorized, validly issued, fully paid and nonassessable. Since 2001, MacroPore has engaged in regular repurchases of its own capital stock on the open market, which repurchases are expected to continue in the future. As a result, the capitalization representations contained in this Section 4.2 are subject to change prior to Closing. At Closing, and upon request of StemSource, MacroPore will provide an updated capitalization representation.

        4.3    Authority.    Each of MacroPore and Acquisition Sub has all necessary corporate power and corporate authority and has taken all corporate action necessary to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its respective obligations hereunder and no other proceedings or corporate or stockholder action on the part of MacroPore or Acquisition Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of MacroPore and Acquisition Sub and (assuming due authorization, execution and delivery by the other parties to this Agreement) constitutes a legal, valid and binding obligation of each of MacroPore and Acquisition Sub, respectively, enforceable against each of MacroPore and Acquisition Sub in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

        4.4    Litigation.    There are no Actions or Proceedings pending or, to the Knowledge of MacroPore or Acquisition Sub, threatened against either MacroPore or Acquisition Sub, relating to or affecting (i) MacroPore or Acquisition Sub, or either of their Assets and Properties or either of their businesses, or (ii) the transactions contemplated by this Agreement, and, to the Knowledge of MacroPore and Acquisition Sub, there are no facts or circumstances that could reasonably be expected to give rise to any such Action or Proceeding. Neither MacroPore nor Acquisition Sub are in default with respect to any Order, and there are no unsatisfied judgments against MacroPore or Acquisition Sub. Neither MacroPore nor Acquisition Sub has received notice, or otherwise has knowledge of any Orders outstanding against either of MacroPore or Acquisition Sub.

        4.5    Reports and Financial Statements.    MacroPore has previously furnished or made available to StemSource complete and accurate copies, as amended or supplemented, of its (a) Form 10-Q for the period ended June, 2002 as filed with the Securities and Exchange Commission ("SEC") and (b) all other reports filed by MacroPore under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC since January, 2001 (such reports are collectively referred to herein as the "MacroPore Reports"). The MacroPore Reports constitute all of the documents required to be filed by MacroPore under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC from January, 2001 through the date of this Agreement. The MacroPore Reports have been duly and timely filed, were in compliance in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed, and were complete and correct in all material respects as of the dates at which the information therein was furnished. As of their respective dates, the MacroPore Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of MacroPore included in the MacroPore Reports (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto when filed, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of MacroPore as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of MacroPore. Since the date of the filing with the SEC of MacroPore's most recent Form 10-Q, there has been no material adverse change in the financial condition or results operations of MacroPore that has resulted in a material adverse change in the businesses, assets, properties, operations or condition (financial or otherwise) of MacroPore. MacroPore has delivered all audit committee reports, meeting notes and other audit-committee documents to StemSource and to the Knowledge of MacroPore, there are no restatements of MacroPore's financial statements currently contemplated as discussed with MacroPore's Audit Committee. To the Knowledge of MacroPore, all reports required to be filed by stockholders, officers and directors of MacroPore pursuant to Section 16(a) of the Exchange Act have been timely filed, except that Form 5's representing the following option grants have not yet been filed as required: (1) George B. Cornwall (50,000 stock options); (2) Sharon V. Shulzki (100,000 stock options); and Bruce Reuter (35,000 stock options).

        4.6    Brokers.    Neither MacroPore nor Acquisition Sub has retained any broker in connection with the transactions contemplated hereunder. Neither StemSource nor the Principal Stockholders has, and will have, any obligation to pay any broker's, finder's investment banker's, financial advisor's or similar fee in connection with this Agreement or the transactions contemplated hereby by reason of any action taken by or on behalf of MacroPore or Acquisition Sub.

        4.7    No Conflicts.    The execution and delivery by MacroPore and Acquisition Sub of this Agreement does not, and the performance by MacroPore and Acquisition Sub of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

          (a)  conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Certificates of Incorporation or Bylaws of MacroPore or Acquisition Sub;

          (b)  conflict with or result in a violation or breach of any term or provision of any law, Order, Permit, statute, rule or regulation of a Governmental or Regulatory Authority applicable to MacroPore or Acquisition Sub, the business or Assets or Properties of MacroPore or Acquisition Sub or the capital stock of MacroPore or Acquisition Sub; or

          (c)  result in a breach of, or default under (or give rise to right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other similar instrument or obligation to which MacroPore or Acquisition Sub, or any of their respective Assets and Properties may be bound; or

          (d)  result in an imposition or creation of any Encumbrance (other than a Permitted Encumbrance) on the business or Assets or Properties of MacroPore or Acquisition Sub.

        4.8    Consents and Governmental Approvals and Filings.    No consent, approval or other action of, filing with or notice to any Governmental or Regulatory Authority on the part of MacroPore or Acquisition Sub is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

        4.9    Ownership of Acquisition Sub; No Prior Activities.    As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Acquisition Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

        4.10    Additional Representations Relating to the Reorganization.

          (a)  Prior to the Closing, all of the shares of capital stock of the Acquisition Sub are owned by MacroPore.

          (b)  MacroPore has no current plan or intention to (i) reacquire any of MacroPore's Common Stock issued as consideration for the Merger or(ii) sell or otherwise dispose of StemSource's assets following the Merger, except in the ordinary course of business.

          (c)  Neither MacroPore nor Acquisition Sub is an investment company subject to regulation under the Investment Company Act of 1940.

        4.11    Merger Shares.    Each of the Merger Shares, upon issuance thereof, will be duly authorized, validly issued, fully paid, nonassessable, and not subject to any Encumbrance. The Merger Shares shall be issued in compliance with all applicable securities laws.

        4.12    Material Misstatements and Omissions.    The statements, representations and warranties of MacroPore contained in this Agreement (including the exhibits and schedules hereto) and in each document, statement, certificate or exhibit furnished or to be furnished by or on behalf of MacroPore pursuant hereto, or in connection with the transactions contemplated hereby, taken together, do not contain and will not contain any untrue statement of a material fact and do not or will not omit to state a material fact necessary to make the statements or facts contained herein or therein, in light of the circumstances made, not misleading.

ARTICLE V

COVENANTS

        5.1    Operation of Business Prior to Effective Time.    Except as otherwise expressly provided in this Agreement, between the date hereof and the Effective Time, StemSource will operate its business in the Ordinary Course of Business and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use all commercially reasonable efforts to seek to preserve intact its current business organization, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, prior to the Effective Time:

          (a)  StemSource shall not do any of the following without the prior written consent of MacroPore:

            (i)    amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

            (ii)  authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights);

            (iii)  split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities other than shares repurchased from employees at their original cost;

            (iv)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of StemSource or any of its subsidiaries or otherwise permit the corporate existence of StemSource or the rights or franchises or any license, permit or authorization under which its business operates to be suspended, lapsed or revoked;

            (v)  create or form any subsidiary;

            (vi)  other than in the Ordinary Course of Business, (A) incur or assume any long-term or short-term debt or issue any debt securities, or modify or agree to any amendment of the terms of any of the foregoing; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (C) make any loans, advances or capital contributions to or investments in any other person; (D) pledge or otherwise encumber shares of capital stock of StemSource; or (E) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any Encumbrances thereupon;

            (vii) except as may be required by law or as permitted pursuant to clause (viii) below, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units);

            (viii)  hire additional employees of StemSource, materially increase the compensation of employees, or enter into employment agreements or contracts;

            (ix)  (A) acquire, sell, lease, license, transfer or otherwise dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of ten thousand dollars ($10,000) in the aggregate or that are otherwise material to StemSource, or (B) enter into any exclusive license, distribution, marketing, sales or other agreement other than in the Ordinary Course of Business;

            (x)  except as may be required as a result of a change in law or in GAAP, change any of the accounting principles, practices or methods used by it;

            (xi)  revalue any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable;

            (xii) (A) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein; (B) enter into any contract or agreement that would be material to StemSource, (C) amend, modify, waive or terminate any right under any material contract in any material way; (D) modify its standard StemSource warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to StemSource or any of its subsidiaries; or (E) authorize any new capital expenditure or expenditures that individually is in excess of five thousand dollars ($5,000) or in the aggregate are in excess of ten thousand dollars ($10,000);

            (xiii)  make any tax election or settle or compromise any income tax liability or permit any insurance policy naming it as a beneficiary or loss payee to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to MacroPore is obtained and in effect;

            (xiv) settle or compromise any pending or threatened suit, action or claim that relates to the transactions contemplated hereby;

            (xv) make any payment to any stockholder, officer, director or employee of StemSource or any affiliate or relative of any of them except payment for services rendered by any such person as an employee or independent contractor of StemSource in the Ordinary Course of Business;

            (xvi) commence any software, hardware or other technology development project or terminate any software, hardware or other technology development project that is currently ongoing;

            (xvii)  allow StemSource's rights in the Intellectual Property to be abandoned or otherwise lost;

            (xviii)  sell or license to any third party any of StemSource's Intellectual Property; or

            (xix) take or agree in writing or otherwise any action or inaction that would make any of the representations or warranties of StemSource contained in this Agreement untrue or incorrect in any material respect.

          (b)  StemSource shall:

            (i)    maintain the assets and properties of StemSource in the Ordinary Course of Business, reasonable wear and tear, damage by fire and other casualty excepted;

            (ii)  promptly repair, restore or replace any non-biological assets or properties of StemSource in the Ordinary Course of Business;

            (iii)  upon any damage, destruction or loss to any of the assets or properties of StemSource, apply any and all insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof;

            (iv)  comply in all material respects with all applicable laws;

            (v)  file all Tax Returns required to be filed and make timely payment of all applicable Taxes when due and payable and pay the expenses of preparation therefor (other than where StemSource is disputing any such obligation in good faith);

            (vi)  take all actions reasonably necessary to be in compliance with all material contracts and to maintain the effectiveness of all of StemSource's material Permits;

            (vii) notify MacroPore of any action, event, condition or circumstance, or group of actions, events, conditions or circumstances, relating to StemSource or any other Person that results in, or would reasonably be expected to have a Material Adverse Effect on StemSource;

            (viii)  notify MacroPore in writing of the commencement of any Action or Proceeding by or against StemSource or any of its subsidiaries; and

            (ix)  pay accounts payable and pursue collection of its accounts receivable in the Ordinary Course of Business.

          (c)  MacroPore and StemSource shall work cooperatively to conclude satisfactory arrangements with all employees of StemSource who will not continue their employment with either StemSource or MacroPore upon the consummation of the Merger.

        5.2    No Solicitation or Negotiation.    Between the date hereof and the termination of this Agreement, except as otherwise provided in this Agreement or in the furtherance of the transactions contemplated or permitted hereby, StemSource will not (nor will StemSource permit any of StemSource's officers, directors, employees, agents, representatives or affiliates to) directly or indirectly, take any of the following actions with any person other than MacroPore and Acquisition Sub: (i) solicit, initiate, entertain or encourage any proposals or offers from, or conduct discussions with or engage in negotiations with any person relating to any possible acquisition of StemSource (whether by way of merger, purchase of capital stock, purchase of assets or otherwise), any material portion of its capital stock or assets or any equity interest in StemSource; (ii) provide information with respect to it to any person, other than MacroPore and Acquisition Sub, relating to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any such person with regard to, any possible acquisition of StemSource (whether by way of merger, purchase of capital stock, purchase of assets or otherwise), any portion of its capital stock or assets or any equity interest in StemSource; or (iii) enter into any agreement with any person providing for the possible acquisition of StemSource (whether by way of merger, purchase of capital stock, purchase of assets or otherwise), any portion of its capital stock or assets or any equity interest in StemSource.

        5.3    Access to Information.    Between the date hereof and the Effective Time, StemSource shall give MacroPore and its authorized representatives (including, without limitation, its attorneys and accountants), upon reasonable notice from MacroPore, reasonable access to all employees, customers, plants, offices, warehouses and other facilities, to (and where necessary, provide copies of) all books and records, contracts and all personnel files of current employees of StemSource and its subsidiaries as MacroPore may reasonably require, and will cause its officers and those of its subsidiaries to furnish MacroPore with such financial and operating data and other information with respect to the business and properties of StemSource and its subsidiaries as MacroPore may from time to time reasonably request.

        5.4    Public Announcements; StemSource Literature.    None of MacroPore, Acquisition Sub or StemSource shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, without the prior consent of MacroPore and Acquisition Sub (in the case of StemSource) or StemSource (in the case of MacroPore or Acquisition Sub), except as may be required by applicable law, including any determination by MacroPore that a press release or other public statement is required under applicable securities or regulatory rules. If any party determines, with the advice of counsel, that it is required by applicable law to make this Agreement or any terms thereof public, it shall, consult with the other parties regarding such disclosure prior to any disclosure and seek confidential treatment for such terms or portions of this Agreement as may be requested by the other parties. The parties agree there shall be no public announcement of this Agreement or the consummation of the Merger except as may be required by applicable law or as necessary for furtherance of the transactions contemplated hereby. The parties agree to announce this Agreement promptly after signing, and the consummation of the Merger to StemSource's employees, customers, vendors and strategic partners in such form as is mutually agreed upon by all parties to this Agreement.

        5.5    Notification of Certain Matters.

          (a)  StemSource shall give prompt notice to MacroPore of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty by StemSource contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any failure by StemSource to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5(a) shall not cure such breach or non-compliance by StemSource, limit or otherwise affect the remedies available hereunder to MacroPore, or constitute an amendment of any representation, warranty or statement in this Agreement or the StemSource Disclosure Letter.

          (b)  MacroPore and Acquisition Sub shall give prompt notice to StemSource of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement by MacroPore or Acquisition Sub to be untrue or inaccurate in any material respect at or prior to the Effective Time on (ii) any failure by MacroPore or Acquisition Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5(b) shall not cure such breach or non-compliance by MacroPore or Acquisition Sub, as the case may be, limit or otherwise affect the remedies available hereunder to StemSource, or constitute an amendment of any representation, warranty or statement in this Agreement.

        5.6    Fees and Expenses.    Whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger, this Agreement and the other agreements and transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, broker's consulting and other fees and expenses of third parties incurred by a party in connection with the negotiation, documentation and effectuation of the terms and conditions of the Merger, this Agreement and the other agreements and transactions contemplated hereby and thereby ("Third Party Expenses"), shall be the obligation of the respective party incurring such Third Party Expenses. It is expressly understood and agreed by StemSource that none of MacroPore, Acquisition Sub or the Surviving Corporation shall have any obligation whatsoever with respect to such Third Party Expenses incurred by any of

StemSource or any of the StemSource Stockholders (other than the legal fees of Crosby, Heafey, Roach & May Professional Corporation incurred by StemSource in connection with the Merger).

        5.7    Confidentiality.    The parties hereto will maintain in confidence, and will its directors, officers, employees, agents, Affiliates and advisors to maintain in confidence any written, oral or other information furnished at any time by another party to this Agreement in connection with the transactions contemplated by this Agreement, unless (a) such information is already known to such party or to such others other than on a confidential basis, (b) such information becomes publicly available through no fault of such party, (c) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (d) the furnishing or use of such information is required by law. If the Merger is not consummated, the confidentiality obligations of each party pursuant to this Section 5.7 will continue, and each party will, at the request of the party supplying the information, return or destroy (and provide appropriate certification thereof) any and all such written, electronic or computer-based information.

        5.8    Approval of the StemSource Stockholders.    StemSource shall take the actions necessary to conduct a meeting of the StemSource Stockholders (or distribute the requisite materials for approval by written consent) to consider and vote on the Merger at the earliest practicable date after the date of this Agreement (consistent with the requirements of Section 4(2) and/or Regulation D under the 1933 Act) and in connection therewith StemSource's Board of Directors shall recommend to the StemSource Stockholders that they approve the Merger, this Agreement and the transactions contemplated thereby. Also in connection therewith, StemSource shall supply to the StemSource Stockholders full and adequate disclosure (consistent with the requirements of Section 4(2) and/or Regulation D under the 1933 Act) of all purchases by MacroPore of shares of the capital stock of StemSource prior to the date of this Agreement; such disclosure to include all material terms of such transactions. The vote of the StemSource Stockholders shall be called, held and conducted, and any proxies or written consents shall be solicited, in compliance with StemSource's Certificate of Incorporation and Bylaws, both as amended, and in compliance with applicable law. StemSource shall also take the actions necessary to provide the requisite notice to the StemSource Stockholders pursuant to Section 1301 of the California Code and Section 262 of the DGCL.

        5.9    StemSource Employee Plans and Benefit Arrangements.    StemSource shall terminate any Employee Benefit Plans that are governed by Section 401 of the Code immediately prior to the Effective Time upon the request of MacroPore. In the event that the distribution or rollover of assets from the trust of a Code Section 401 plan that is terminated will trigger liquidation, surrender or other fees that will be imposed on the terminated plan or any participant or beneficiary of such terminated plan, StemSource shall take such actions as are necessary to reasonably estimate the amount of such fees and provide such reasonable estimate in writing to MacroPore prior to the Effective Time. Any Employee Benefit Plan that is governed by Section 401(K) of the Code and relies on a standardized prototype document shall be amended prior to the Effective Time so as not to require all corporations that are members of the same controlled group of corporations as the employer sponsoring such plan to participate in such plan. StemSource shall file any delinquent Form 5500s through the Department of Labor Delinquent Filer Voluntary Compliance Program prior to the Effective Time.

        5.10    Tax-Free Reorganization.    Subject to the express terms of this Agreement, the Parties will not knowingly undertake any voluntary action that would cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code; provided, however, that no breach of this covenant shall occur as a result of the Parties consummating the Merger in accordance with the terms of this Agreement, including the repurchase obligations set forth in Section 8.7 of this Agreement. Each of the Parties agree that they will prepare all Tax Returns in a manner that is consistent with the treatment of the Merger as a tax-free reorganization under Section 368(a) of the Code.

        5.11    Necessary Consents.    StemSource will use its best efforts to obtain such consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in addition to those set forth in the foregoing Sections of this Article V in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement and to enable StemSource to carry on its business after the Effective Time substantially as such business was conducted by StemSource prior to the Effective Time.

        5.12    Litigation.

          (a)  StemSource will notify MacroPore in writing promptly after learning of any claim, demand, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, tribunal, board or governmental agency, initiated by or against it, or known by it to be threatened against StemSource or against any of its officers, directors, employees or shareholders in their capacity as such.

          (b)  MacroPore will notify StemSource in writing promptly after learning of any claim, demand, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, tribunal, board or governmental agency, if such is required to be disclosed by MacroPore in filings with the SEC pursuant to Sections 13(a) or 15(a) of the Exchange Act, initiated by or against it, or known by it to be threatened against MacroPore or against any of its officers, directors, employees or shareholders in their capacity as such.

        5.13    Satisfaction of Conditions Precedent.    StemSource will use its diligent efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article VI, and StemSource will use its best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement by the Termination Date.

        5.14    Board Representation.    At or before the Effective Time, MacroPore will appoint each of Marc Hedrick, M.D. and Ron Henriksen to MacroPore's Board of Directors, to serve on such Board of Directors until the next scheduled election of directors, but in no event less than twelve (12) months. An additional member to be selected and nominated by Mr. Hedrick and Christopher Calhoun and mutually agreeable to the then current MacroPore Board of Directors, will be added to MacroPore's Board of Directors within twelve (12) months after the Closing Date. Upon the election of Marc Hedrick, Ron Henriksen and the third director described above, each of such directors shall enter into MacroPore's standard director / officer indemnification agreement.

        5.15    No Warrant Exercise.    MacroPore will not, at any time at or prior to the Effective Time, exercise the MacroPore Warrants.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

        6.1    Conditions to Each Party's Obligations to Effect the Merger.    The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)  no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state court or United States federal or state Governmental or Regulatory Authority that prohibits, restrains, enjoins or restricts the consummation of the Merger; and

          (b)  all governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated hereby shall have been given, obtained or complied with, as applicable.

        6.2    Conditions to the Obligations of StemSource.    The obligation of StemSource to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)  the representations and warranties of MacroPore and Acquisition Sub contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct in all material respects as of such earlier date, and in any event, subject to the foregoing materiality qualification) and, at the Closing, MacroPore and Acquisition Sub shall have delivered to StemSource a certificate to that effect, executed by an executive officer of MacroPore and Acquisition;

          (b)  each of the covenants and obligations of MacroPore and Acquisition Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, MacroPore and Acquisition Sub shall have delivered to StemSource a certificate to that effect, executed by an executive officer of MacroPore and Acquisition Sub;

          (c)  MacroPore and Acquisition Sub shall have delivered all of Closing deliverables set forth in Section 2.11(c) above;

          (d)  MacroPore shall have consummated the sale of certain of its assets to Medtronic on such terms reasonably satisfactory to StemSource;

          (e)  MacroPore shall have obtained all requisite approvals of MacroPore's stockholders for this Agreement and the Merger;

          (f)    MacroPore shall have contributed to StemSource 83,791 shares of StemSource Series A Stock owned by it;

          (g)  all third party consents and permits required to be obtained by MacroPore hereunder and necessary to consummate the transactions contemplated hereby shall have been obtained or complied with as applicable;

          (h)  MacroPore shall have converted its shares of StemSource Series A Stock into StemSource Common Stock immediately prior to the Closing pursuant to the Certificate of Incorporation of StemSource; and

          (i)    there shall have been no events, changes or effects, individually or in the aggregate, with respect to MacroPore or its subsidiaries having, or that would reasonably be expected to have, a Material Adverse Effect on MacroPore.

        6.3    Conditions to the Obligations of MacroPore and Acquisition Sub.    The respective obligations of MacroPore and Acquisition Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)  the representations and warranties of StemSource contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct in all material respects as of such earlier date) and, at the Closing, StemSource shall have delivered to MacroPore and Acquisition Sub a certificate to that effect, executed by an executive officer of StemSource;

          (b)  each of the covenants and obligations of StemSource to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, StemSource shall have delivered to MacroPore and Acquisition Sub a certificate to that effect, executed by an executive officer of StemSource;

          (c)  StemSource shall have obtained all requisite approvals of the StemSource Stockholders for this Agreement and the Merger;

          (d)  all third party consents and permits necessary to consummate the transactions contemplated hereby shall have been, obtained or complied with as applicable;

          (e)  there shall have been no events, changes or effects, individually or in the aggregate, with respect to StemSource or its subsidiaries having, or that would reasonably be expected to have, a Material Adverse Effect on StemSource;

          (f)    no more than five percent (5%) of the Outstanding StemSource Stock shall be Dissenting Shares, with respect to which dissenters' rights have not terminated;

          (g)  StemSource (and others contemplated by Section 2.11(b), as the case may be) shall have delivered all of the Closing deliverables set forth in Section 2.11(b) above;

          (h)  MacroPore shall have consummated the sale of certain of its assets to Medtronic;

          (i)    The StemSource Contributing Stockholders shall have contributed to StemSource an aggregate of 167,583 shares of StemSource Common Stock owned by them;

          (j)    StemSource shall have obtained the necessary approvals to terminate the Investors' Rights Agreement, and shall have terminated the Investors' Rights Agreement effective as of the Closing;

          (k)  StemSource shall have amended its Certificate of Incorporation (and such amendment shall be in full force and effect) to provide that neither this Agreement, the Merger, the Second Merger, nor any transactions contemplated hereby or thereby, will constitute a Liquidation Event under such Certificate of Incorporation;

          (l)    all StemSource Stock Options shall have been exercised for shares of StemSource Common Stock or shall have been terminated; and

          (m)  StemSource shall have obtained consent from U.C. Regents for the assignment of all of StemSource's rights under that certain Exclusive License Agreement between U.C. Regents and StemSource dated October 16, 2001, and such assignment shall be effective upon consummation of the Second Merger.

ARTICLE VII

TERMINATION; AMENDMENT; WAIVER

        7.1    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the StemSource Stockholders:

          (a)  by written consent of MacroPore, Acquisition Sub, and StemSource;

          (b)  by either MacroPore and Acquisition Sub or StemSource on written notice to the others if (i) any court of competent jurisdiction in the United States or other United States federal or state governmental entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become non-appealable, or (ii) the Merger has not been consummated by December 31, 2002 (the "Final Date"); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this

  Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date.

          (c)  By StemSource on written notice to MacroPore if (i) there shall have been a material breach of any representations or warranties on the part of MacroPore or Acquisition Sub set forth in this Agreement or if any representations or warranties of MacroPore or Acquisition Sub shall have become untrue in any material respect, provided that StemSource has not breached any of its obligations hereunder in any material respect, or (ii) there shall have been a breach by MacroPore or Acquisition Sub of any of their respective covenants or agreements hereunder in any material respect or materially adversely affecting (or materially delaying) the ability of MacroPore, Acquisition Sub or StemSource to consummate the Merger, and MacroPore or Acquisition Sub, as the case may be, has not cured such breach within thirty (30) calendar days after notice by StemSource thereof, provided that StemSource has not breached any of its obligations hereunder in any material respect.

          (d)  By MacroPore and Acquisition Sub or written notice to StemSource if (i) there shall have been a material breach of any representations or warranties on the part of StemSource set forth in this Agreement or if any representations or warranties of StemSource shall have become untrue in any material respect, provided that neither MacroPore nor Acquisition Sub has breached any of their respective obligations hereunder in any material respect, or (ii) there shall have been a breach by StemSource of any of its covenants or agreements hereunder in any material respect or materially adversely affecting (or materially delaying) the ability of MacroPore, Acquisition Sub or StemSource to consummate the Merger, and StemSource has not cured such breach within thirty (30) calendar days after notice by MacroPore or Acquisition Sub thereof, provided that neither MacroPore nor Acquisition has breached any of their respective obligations hereunder in any material respect.

        7.2    Effect of Termination.    In the event of the termination of this Agreement or abandonment of the Merger pursuant to Section 7.1 above, this Agreement shall forthwith become void and have no effect and there shall be no liability on the part of any party hereto or its Affiliates, directors, officers or stockholders except that the provisions of this Section 7.2, Sections 5.6, 5.7, and Article IX shall continue in full force and effect and each party shall remain liable for its prior breaches.

        7.3    Amendment.    This Agreement may be amended by action taken by StemSource, MacroPore and Acquisition Sub at any time before or after approval of the Merger by the StemSource Stockholders but after any such approval no amendment shall be made that requires the approval of such stockholders under applicable law without such approval. This Agreement (including the StemSource Disclosure Letter) may be amended only by an instrument in writing signed on behalf of all of the parties hereto.

        7.4    Extension; Waiver.    Each party hereto may, only by action taken in writing, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document certificate or writing delivered pursuant hereto or (iii) waive compliance by the other parties with any of the agreements or conditions contained herein. No such extension or waiver by any party hereto on any one or more instances, shall be deemed to be or construed as an extension or waiver of the same or any other obligation, other act, inaccuracy or compliance on any future occasion. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE VIII

ACTIONS BY THE PARTIES AFTER THE CLOSING

        8.1    Survival of Representations, Warranties, Etc.    The representations, warranties and covenants contained in or made pursuant to this Agreement or any certificate, document or instrument delivered pursuant to or in connection with this Agreement in the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the Closing hereunder (notwithstanding any investigation, analysis or evaluation by any party hereto or their designees of the Assets and Properties, business, operations or condition (financial or otherwise) of the other party), and thereafter the representations and warranties of the Parties herein shall continue to survive in full force and effect for a period of twelve (12) months after the Closing Date (the "Survival Period"). For avoidance of doubt, all representations and warranties of StemSource shall be notwithstanding any actual or implied knowledge or investigation by Christopher Calhoun.

        8.2    Indemnification.

          (a)    By the StemSource Stockholders.    Subject to Section 8.2(e) below, the StemSource Stockholders shall, severally but not jointly, indemnify, defend and hold harmless MacroPore, the Surviving Corporation and their respective officers, directors, employees, affiliates, agents, successors, subsidiaries and assigns (collectively the "MacroPore Group") from and against any and all costs, losses (including, without limitation, diminution in value), liabilities, damages, lawsuits, deficiencies, claims and expenses, including without limitation, interest, penalties, costs of mitigation, lost profits and other losses resulting from any shutdown or curtailment of operations, attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing, but excluding punitive damages (collectively, the "Damages"), incurred in connection with, arising out of, resulting from or incident to (i) any breach of any covenant, representation, warranty or agreement or the inaccuracy of any representation, made by StemSource in or pursuant to this Agreement, or in the other documents delivered in connection with the transactions contemplated in this Agreement, (ii) any Actions or Proceedings set forth in the StemSource Disclosure Letter or in the other documents delivered in connection with the transactions contemplated in this Agreement, or (iii) any claim (including as a Dissenting Stockholder) by a stockholder or former stockholder of StemSource, or any other person or entity, seeking to assert, or based upon: (A) ownership or rights to ownership of any shares of stock of StemSource; (B) any rights of a stockholder (other than the right to receive the Merger Shares pursuant to this Agreement), including any option, preemptive rights or rights to notice or to vote; (C) any rights under the Certificate of Incorporation or Bylaws of StemSource; or (D) any claim that his, her or its shares were wrongfully repurchased by StemSource; provided however, that with respect to any failure of any StemSource Stockholder to have good, valid and marketable title to the Outstanding StemSource Stock issued in the name of such StemSource Stockholder, free and clear of all Encumbrances, only the Escrow Shares of such individual StemSource Stockholder shall be subject to forfeiture to satisfy such a claim.

          (b)    By MacroPore.    MacroPore and Acquisition Sub shall, jointly and severally, indemnify, defend and hold harmless the StemSource Stockholders (as such stockholders) and their respective officers, directors, employees, affiliates, agents, successors, subsidiaries and assigns (collectively, the "StemSource Stockholders Group") from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to any breach of any covenant, representation, warranty or agreement or the inaccuracy of any representation, made by MacroPore or Acquisition Sub in or pursuant to this Agreement, or in any other documents delivered in connection with the transactions contemplated in this Agreement.

          (c)    Third Party Claims; Defense of Claims.    If any Action or Proceeding is filed or initiated against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within ten (10) days after the service of the citation or summons); provided, however, that a delay or failure of any indemnified party to give timely notice shall not affect rights to indemnification hereunder except to the extent that the indemnifying party demonstrates actual damage caused by such failure. Any such notice shall state (with reasonable specificity) the basis on which indemnification is being asserted, the amount of Damages for which indemnification is being asserted and copies of all relevant pleadings, demands and other papers being served on the indemnified party. After such notice, the indemnifying party may, if it so elects, to take control of the defense and investigation of such Action or Proceeding and to employ and engage attorneys of its own choice to handle and defend the same, such attorneys to be reasonably satisfactory to the indemnified party, at the indemnifying party's sole cost, risk and expense (unless the indemnifying party has failed to assume the defense of such Action or Proceeding), and compromise or settle such Action or Proceeding, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld. The indemnified party may withhold such consent if such compromise or settlement would adversely affect the conduct of business or requires less than an unconditional release to be obtained. If the indemnifying party fails to assume the defense of such Action or Proceeding within fifteen (15) days after receipt of notice thereof pursuant to this Section 8.2, the indemnified party against which such Action or Proceeding has been filed or initiated will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party's own cost and expense, the defense, compromise or settlement of such Action or Proceeding on behalf of and for the account and risk of the indemnifying party; provided, however, that such Action or Proceeding shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. In the event the indemnified party assumes defense of the Action or Proceeding, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement and will consult with, when appropriate, and consider any reasonable advice from, the indemnifying party of any such defense, compromise or settlement. The indemnifying party shall be liable for any settlement of any action subject to indemnification and effected pursuant to and in accordance with this Section 8.2 and for any final judgment (subject to any right of appeal), and the indemnifying party agrees to indemnify and hold harmless the indemnified party from and against any Damages by reason of such settlement or judgment.

          The indemnified party shall cooperate in all reasonable respects with the indemnifying party and its attorneys in the investigation, trial and defense of such Action or Proceeding and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such Action or Proceeding and any appeal arising therefrom.

          (d)    Indemnity Claims.    A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought pursuant to the terms and conditions set forth in the Escrow Agreement.

          (e)    Limitations on Indemnity.

            (i)    The StemSource Stockholders shall have no liability to MacroPore for amounts payable pursuant to their indemnification obligations in Section 8.2 until the total of all such Damages incurred by any member of the MacroPore Group, individually or in the aggregate, exceeds Fifty Thousand Dollars ($50,000) (the "Threshold Amount"), and then indemnification by the indemnifying party shall apply to all such Damages exceeding the Threshold Amount.

            (ii)  The Escrow Shares (or the equivalent Cash Amount as further described in the Escrow Agreement) shall be the exclusive means for MacroPore to collect any Damages for which it is entitled to indemnification under this Article VIII. The maximum aggregate amount of indemnification for any Damages for which the StemSource Stockholders are required to indemnify the members of the MacroPore Group under this Agreement shall be limited to the aggregate value of the Escrow Shares (or the equivalent Cash Amount as further described in the Escrow Agreement). The maximum aggregate amount of indemnification for any Damages for which MacroPore is required to indemnify the members of the StemSource Stockholders Group under this Agreement shall be limited to the aggregate value of the Escrow Shares.

            (iii)  The limitations on the StemSource Stockholders' and MacroPore's indemnification obligations in Sections 8.2(e)(i) and 8.2(e)(ii) shall not apply to any Damages arising out of or in connection with (x) any fraud by any StemSource Stockholder, StemSource or MacroPore, as the case may be, of any representation, warranty, covenant or agreement or obligation of such party or (y) disputes regarding ownership of any capital stock of StemSource.

        8.3    Indemnity Escrow Account.    The Indemnity Escrow Amount shall be maintained in the escrow account established pursuant to the Escrow Agreement until the date which is twelve (12) months following the Closing Date (the "Escrow Period") for the purpose of satisfying claims by MacroPore and the MacroPore Group for indemnification under this Article VIII. Upon expiration of the Escrow Period, and subject to the terms of this Section 8.3 and the Escrow Agreement, the Escrow Agent shall deliver or cause to be delivered to the StemSource Stockholder the balance, if any, remaining in the escrow account, in their proportionate share. If, upon expiration of the Escrow Period, MacroPore or any member of the MacroPore Group shall have asserted a claim for indemnity in accordance with this Article VIII and such claim is pending or unresolved at the time of such expiration, the Escrow Agent shall retain in escrow the amount of Escrow Shares equal to the value of the asserted claim until such matter is resolved.

        8.4    Thousand Oaks Facility.    MacroPore shall cause the StemSource facility located at 1125 Business Center Circle, Suite A, Thousand Oaks, California to remain open until the one-year anniversary of the Effective Time. MacroPore, does not, however, guarantee for any period of time the continued employment or service of any particular StemSource Stockholder, employee or consultant.

        8.5    Further Assurances.    In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as the other party reasonably may request, all the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under this Article VIII).

        8.6    Reports Under Securities Exchange Act of 1934.    With a view to making available to the StemSource Stockholders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a StemSource Stockholder to sell MacroPore Common Stock to the public without registration, MacroPore agrees to use commercially reasonable efforts to:

          (a)  make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times; and

          (b)  file with the SEC in a timely manner all reports and other documents required of MacroPore under the Act and the 1934 Act.

        8.7    Listing of Merger Shares.    MacroPore hereby agrees that it will make commercially best efforts to list the Merger Shares in the United States on the NYSE, AMEX, or NASDAQ National Market System, or in Germany on the Neur Markt within twelve (12) months following the Closing. On or before the date that is thirteen (13) months following the Closing (the "Closing Anniversary Date"), if the Merger Shares are not then listed in the United States on the NYSE, AMEX, or NASDAQ

National Market System, or in Germany on the Neuer Markt, any StemSource Stockholder may then demand, at any time within ten (10) Business Days following the Closing Anniversary Date, that MacroPore purchase, within ten (10) Business Days following such ten (10) day period, any or all of the Merger Shares held by such StemSource Stockholder at the average of the closing price per share of MacroPore shares on the Neuer Markt over the 20 trading days prior to the date of demand.

        8.8    Review of Stockholder Representative.    During the Survival Period, MacroPore agrees to cause the Surviving Corporation to provide to the Stockholder Representative, promptly after completion thereof, copies of all financial statements prepared for the Surviving Corporation.

        8.9    Second Merger.    MacroPore shall take all actions necessary to effect the Second Merger as soon as practicable following the Merger.

ARTICLE IX

MISCELLANEOUS

        9.1    Notices.    All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission with answer back confirmation or mailed (postage prepaid by certified or registered mail, return receipt requested) or by overnight courier to the parties at the following addresses or facsimile numbers:

          If to Stockholder Representative or (before the Effective Time) to StemSource, to:

      Marc Hedrick, M.D.
      1125 Business Center Circle, Ste A
      Thousand Oaks, CA 91320
      Facsimile No.: (805) 480-3871

          with copies to:

      Crosby, Heafey, Roach & May, PC
      1901 Avenue of the Stars, Suite 700
      Los Angeles, CA 90067
      Facsimile No.: (310) 734-5299
      Attention: John Iino, Esq.

          If to MacroPore or Surviving Corporation:

      MacroPore Biosurgery, Inc.
      6740 Top Gun Street
      San Diego, CA 92121
      Facsimile No: (858) 458-0994
      Attention: Manager of Legal Affairs

          with copies to:

      Brobeck, Phleger & Harrison LLP
      12390 El Camino Real
      San Diego, CA 92130
      Facsimile No.: (858) 720-2555
      Attention: Hayden J. Trubitt, Esq.
                        Eddie Rodriguez, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 9.1, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 9.1, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section 9.1, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

        9.2    Entire Agreement.    This Agreement (and all exhibits attached hereto, and all other documents delivered in connection herewith) supersede all prior and contemporaneous discussions and agreements among the parties with respect to the subject matter hereof and contain the sole and entire agreement among the parties hereto with respect thereto.

        9.3    No Third Party Beneficiary.    The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article VIII.

        9.4    No Assignment; Binding Effect.    Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except that any party's rights to indemnification under Article VIII may be freely assigned. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

        9.5    Headings.    The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

        9.6    Severability.    If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or public policy, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and mutually acceptable to the parties herein, acting reasonably.

        9.7    StemSource Disclosure Letter.    Each exception set forth in the StemSource Disclosure Letter and each other response to this Agreement set forth in the StemSource Disclosure Letter is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and, except as otherwise specifically stated with respect to such exception, relates only to such section. In the event of any inconsistency between statements in the body of this Agreement and statements in the StemSource Disclosure Letter (excluding exceptions expressly set forth in the StemSource Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement shall control.

        9.8    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts executed and performed in such State, without giving effect to conflicts of laws principles.

        9.9    Consent to Jurisdiction and Forum Selection.    The parties hereto agree that all actions or proceedings arising in connection with this Agreement shall be initiated and tried exclusively in the State and Federal courts located in the County of San Diego, State of California. The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this

Agreement in any jurisdiction other than that specified in this Section 9.9. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of San Diego, State of California shall have in personam jurisdiction and venue over each of them for the purposes of litigating any dispute, controversy or proceeding arising out of or related to this Agreement. Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section 9.8 by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Agreement, or in the manner set forth in Section 9.1 of this Agreement for the giving of notice. Any final judgment rendered against a party in any action or proceeding shall be conclusive as to the subject of such final judgment and may be enforced in other jurisdictions in any manner provided by law.

        9.10    Construction.    No provision of this Agreement shall be construed in favor of or against any party on the ground that such party or its counsel drafted the provision. Any remedies provided for herein are not exclusive of any other lawful remedies which may be available to either party, except as otherwise provided in this Agreement. This Agreement shall at all times be construed so as to carry out the purposes stated herein. Time shall be of the essence.

        9.11    Counterparts.    This Agreement may be executed in any number of counterparts and by facsimile, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

        9.12    Advice of Counsel.    Crosby, Heafey, Roach & May, P.C., legal counsel to StemSource, has acted as legal counsel to StemSource only. StemSource Stockholders are not relying on any advice provided by counsel. StemSource Stockholders have had the opportunity to consult with attorneys of their own choice to advise them as to the terms, conditions and ramifications of this Agreement and the transactions contemplated hereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto, or their duly authorized officer, as of the date first above written.

MACROPORE BIOSURGERY, INC., a Delaware corporation
By:	/s/ CHRISTOPHER J. CALHOUN
Name:	Christopher J. Calhoun
Title:	President and Chief Executive Officer
MS ACQUISITION, INC., a Delaware corporation
By:	/s/ CHRISTOPHER J. CALHOUN
Name:	Christopher J. Calhoun
Title:	President
STEMSOURCE, INC., a Delaware corporation
By:	/s/ MARC H. HEDRICK
Name:	Marc H. Hedrick
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO
AGREEMENT AND PLAN OF REORGANIZATION]

QuickLinks

  Exhibit 2.1
TABLE OF CONTENTS
EXHIBITS
AGREEMENT AND PLAN OF REORGANIZATION